EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 OPERATIONS AND FINANCIAL CONDITION

 FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2018

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition ("MD&A") should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three months and six months ended June 30, 2018 and the most recently issued annual consolidated financial statements for the year ended December 31, 2017 ("Consolidated Financial Statements"). All figures are in United States Dollars ("US Dollars") unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Company has included certain non-GAAP financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial measures included in this MD&A include:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

Definitions and reconciliations associated with the above metrics can be found in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Cautionary statements regarding forward-looking information and mineral reserves and mineral resources are included in this MD&A.

1.     HIGHLIGHTS AND RELEVANT UPDATES

OVERVIEW

•
Total gold production was above plan for the second quarter of 2018 at costs lower than plan, with gold production for Yamana Mines(viii) of 224,083 ounces, an increase of 12% compared to the previous quarter and 8% compared to the second quarter of 2017.

•	Strong first-half operating performance was mostly attributable to above expectation production at Chapada, Canadian Malartic, Jacobina, and El Peñón.

•	The Company provides an update on guidance as follows:

◦
With the favourable ramp-up at Cerro Moro, the Company is well positioned to exceed previously provided guidance of 900,000 ounces of gold for Yamana Mines. While the production plan for Gualcamayo this year is lower than previously indicated, overall total Yamana gold production including Gualcamayo is expected to also exceed previously provided guidance.

◦	With copper production higher than plan for the second consecutive quarter, full year copper production is expected to exceed previously provided guidance of 120 million pounds.

◦
With higher than plan gold production in the first half of the year, cumulative precious metals production is expected to exceed guidance. Silver production is anticipated to improve in the second half of 2018 with higher silver grades at El Peñón (in the first half, stopes with higher gold grades were mined) and as production at Cerro Moro increases.

•
Co-product costs and All-In Sustaining Costs ("AISC")(iii) for 2018 are expected to be within the previously guided ranges. Costs are benefiting from higher production, operational efficiencies and the impact of the depreciation of local currencies, which began to positively impact costs late in the second quarter.

•	Costs on a by-product basis are also anticipated to be within the previously guided ranges.

•
Commercial production was announced according to plan at Cerro Moro on June 26, 2018, following first gold and silver doré pour on May 15, 2018 and a production ramp up that also progressed according to plan. Presently, mill throughput rates at Cerro Moro are approximately 900 tonnes per day (90% of capacity), and gold and silver recoveries are 91% and 87%, respectively, (which are about 95% of design rates) and increasing toward design recoveries according to plan. The gravity circuit has been commissioned

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at the end of July, and is expected to further increase recoveries for both metals. Feed grades are in line with the mine plan. Additionally, development, and open pit and underground mining rates are aligned with plan.

•
The business combination between Leagold Mining Corporation ("Leagold") and Brio Gold Inc. ("Brio Gold") closed May 24, 2018, resulting in the Company’s ownership percentage interest in Leagold of 20.5%, which is accounted for as an investment in associate using the equity method. During the quarter, the Company recognized a gain of $32.0 million in respect of this transaction representing the increase in the share value consideration from Leagold between March 31, 2018, and the date the transaction closed.

•
Exploration programs continued advancing important exploration discoveries at the Company's existing operations, and are expected to generate mineral reserve and mineral resource increases during the year. An exploration update with additional details was released concurrently with this document on July 26, 2018.

•	The Company's financial position remains strong following:

◦	A 28% increase in cash flow from operations and a 79% increase in net free cash flow for the first six months of 2018, compared to the first six months of 2017.

◦	A 7% lower Net Debt(iii) as at June 30, 2018, of $1.58 billion, compared to $1.71 billion as at December 31, 2017.

◦	The extension of the revolving credit facility to June 2023 from September 2021, on substantially similar terms.

OPERATING

•
Gold production for Yamana Mines, as shown in the table below, increased by 8% in the second quarter of 2018, compared to the second quarter of 2017. Relative to the second quarter of 2017, individual mine quarterly results included increases of 19% at Chapada, 12% at El Peñón, 11% at Canadian Malartic, and 10% at Jacobina. Lower production at Minera Florida, which is the Company's smallest mine, was more than compensated by the aforementioned increases. Gualcamayo production, which is excluded from Yamana Mines but included in “Total Yamana(i), totalling 24,094 ounces of gold was in line with budget but, as expected, lower than the 37,363 ounces of gold in the comparative period in 2017 as the operation continues to be right-sized.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Gold
Production - Yamana Mines (ounces) (viii)	224,083	207,244	423,638	385,163
Production - Total Yamana (ounces) (i)	248,177	244,607	471,578	460,254
Sales - Yamana Mines (ounces) (viii)	211,767	197,815	410,268	377,300
Sales - Total Yamana (ounces)	235,457	236,050	459,825	453,731
Sales - consolidated (ounces)	259,646	278,187	530,578	546,103
Per ounce data (ii)
Revenue	$1,289	$1,255	$1,299	$1,232
Average realized price (iii)(iv)	$1,304	$1,268	$1,317	$1,244
Average market price (v)	$1,307	$1,259	$1,318	$1,248
Total cost of sales - Yamana Mines (vi) (vii)	$987	$1,004	$1,010	$1,012
Total cost of sales - Total Yamana (vi)	$1,010	$1,096	$1,042	$1,071
Total cost of sales - consolidated (vi)	$1,027	$1,105	$1,061	$1,079
Co-product cash costs - Yamana Mines (iii) (vii)	$618	$611	$641	$634
Co-product cash costs - Total Yamana (iii)	$651	$671	$672	$678
Co-product AISC - Yamana Mines (iii) (vii)	$815	$816	$847	$881
Co-product AISC - Total Yamana (iii)	$837	$869	$865	$889
By-product cash costs - Yamana Mines (iii) (vii)	$434	$523	$440	$543
By-product AISC - Yamana Mines (iii) (vii)	$682	$805	$693	$849

•	Silver production was comparable to the same period in 2017, as follows:

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	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Silver (vii)
Production (ounces) (ix)	1,310,079	1,323,399	2,209,340	2,402,507
Sales (ounces)	975,381	1,299,957	2,036,143	2,469,015
Per ounce data (ii)
Revenue	$16.61	$16.85	$16.75	$17.05
Average realized price (iii)(iv)	$16.53	$16.89	$16.69	$17.08
Average market price (v)	$16.54	$17.27	$16.65	$17.55
Total cost of sales (vi)	$16.20	$13.92	$15.67	$14.58
Co-product cash costs (iii)	$10.58	$10.19	$10.73	$10.26
Co-product AISC (iii)	$14.03	$14.04	$13.93	$14.12
By-product cash costs (iii)	$6.91	$9.33	$7.45	$9.19
By-product AISC (iii)	$11.24	$13.75	$11.40	$13.68

•
Copper production of 31.1 million pounds was 7% higher than in the second quarter of 2017 and was achieved at significantly lower costs. Copper production was also higher than in the previous quarter and exceeded expectations.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017
Copper
Sales (millions of pounds)	29.2	25.2	59.5	50.4
Production (millions of pounds)	31.1	29.1	61.5	55.6
Per pound data (ii)
Revenue	$2.76	$2.27	$2.65	$2.32
Average realized price (iii)(iv)	$3.09	$2.52	$3.13	$2.54
Average market price (v)	$3.12	$2.57	$3.14	$2.65
Total cost of sales (vi)	$1.58	$1.91	$1.66	$1.86
Co-product cash costs (iii)	$1.41	$1.61	$1.46	$1.69
Co-product AISC (iii)	$1.65	$1.84	$1.65	$1.98
_____________________________________________

(i)
Total Yamana includes Gualcamayo's production of 24,094 ounces of gold (June 30, 2017 - 37,363), pre-commercial production of 8,625 ounces of gold and commercial production of 1,019 ounces of gold from Cerro Moro.

(ii)	Cost of sales are per ounce/pound sold and cash costs and AISC are per ounce/pound produced.

(iii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements are included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iv)	Realized prices based on gross sales compared to market prices for metals may vary due to the timing of the sales.

(v)	Source of information: Bloomberg.

(vi)	Cost of sales consists of the sum of cost of sales excluding Depletion, Depreciation and Amortization ("DDA") plus DDA.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

(viii)
Yamana Mines includes Chapada, El Peñón, Canadian Malartic, Jacobina, Minera Florida and Cerro Moro, excluding Gualcamayo as it is an asset held for sale. Yamana Mines includes pre-commercial production of 8,625 ounces of gold and commercial production of 1,019 ounces of gold from Cerro Moro.

(ix)	Balance includes pre-commercial production of 333,878 ounces of silver and commercial production of 50,751 ounces of silver from Cerro Moro.

HEALTH, SAFETY, ENVIRONMENT AND CORPORATE RESPONSIBILITY

•	The Company's Total Recordable Injury Frequency Rate was 0.76(i) .for the first half of 2018, which is comparatively low by industry standards.

•
On July 20, 2018, the Company was awarded the 2018 large-scale mining award by Chile’s National Society of Mining ("SONAMI").  The SONAMI award recognizes the long-term contributions that the Company has made to the industry and communities, taking into consideration social assistance, environmental impact and safety performance.

•	During the quarter, Jacobina was awarded a Mining and Metallurgy Excellence Award for its freshwater reduction program, by Brazil’s Minerios & Minerales industry magazine.

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•
The Company’s 2017 Material Issues Report and Global Reporting Initiative index, providing the details of company policies, management systems and performance for environmental, social and related governance, were made available on the Company website on July 12, 2018.

(i) Calculated on 200,000 hours worked and includes employees and contractors.

FINANCIAL

For the three months ended June 30, 2018

•
Revenue for the three month period ended June 30, 2018 increased, mostly due to higher gold and copper prices, which were 3% and 23% higher, respectively, and the sale of an additional 4 million pounds of copper or 16% higher, compared to June 30, 2017. The increases were partly offset by lower consolidated quantities sold as there were more attributable ounces from Brio Gold in 2017.

•
Net earnings attributable to the Company's equityholders for the quarter ended June 30, 2018 was $18.0 million or $0.02 per share basic and diluted, compared to a net loss of $39.9 million or $0.04 per share basic and diluted for the three months ended June 30, 2017.

•	Certain non-cash and other items that may not be reflective of current and ongoing operations totalled $33.9 million or $0.04 per share and included:

◦
Non-cash unrealized foreign exchange losses of $111.7 million on the calculation of deferred income tax expense during the period. The Company records foreign exchange related gains and losses to income taxes in the income tax expense. Therefore, with changes in foreign exchange rates for the Brazilian Real, Argentinean Peso and Canadian Dollar against the US Dollar, the tax rate will fluctuate during the period.  Under IFRS, the US Dollar value of non-monetary assets (mainly inventory and property, plant and equipment) is converted into local currency at the quarter-end exchange rate for the purposes of calculating deferred tax owing on the realization of these assets.  This difference between the quarter-end exchange rate and the historical rate results in a non-cash unrealized foreign exchange gain or loss. When the US Dollar strengthens and local currencies weaken, such as in the current quarter, the non-monetary assets have a higher value in local currency, which results in higher notional taxes being owed and a foreign exchange loss being recorded in the deferred income tax expense. When the US Dollar weakens, the non-monetary asset have a lower value in the local currency, which results in less notional tax being owed and a foreign exchange gain being recorded in the deferred income tax expense.

◦	Despite the fluctuations in respect of non-cash unrealized foreign exchange losses, cash taxes paid are in line with expectations and benefiting with the depreciation of the local currencies.

◦
Other provisions, write-downs and adjustments, offset by gains in relation to the closing of the Brio Gold disposition and other assets. (See Section 3: Review of Financial Results of this MD&A for additional details).

•	In addition to the Company's ongoing cost reduction efforts, continued weaker local currencies versus the US Dollar are expected to positively impact operations.

For the six months ended June 30, 2018

•
Revenue for the six months ended June 30, 2018 was higher than June 30, 2017 with an additional 6 million pounds of copper sold, representing an 11% increase, and higher gold and copper prices of 6% and 23%, respectively. The increases were partly offset by lower consolidated quantities sold as there were more attributable ounces from Brio Gold in 2017.

•
Net loss attributable to the Company's equityholders for the six months ended June 30, 2018 was $142.0 million or $0.15 per share basic and diluted, compared to a net loss of $40.0 million or $0.04 per share basic and diluted for the six months ended June 30, 2017.

•
Certain non-cash and other items that may not be reflective of current and ongoing operations that impacted earnings were $204.1 million or $0.22 per share, compared to net loss of $0.15 per share for the first six months of 2018. The more notable items are related to non-cash accounting impairment of Brio Gold recorded in the first quarter, partly offset by gains on the Brio Gold disposition, the non-cash unrealized foreign exchange losses discussed above and provisions, write-downs and adjustments. (See Section 3: Review of Financial Results for additional details).

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	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (iii)	2018	2017 (iii)
Revenue	$431.5	$428.1	$881.2	$831.6
Cost of sales excluding DDA	(234.1)	(261.0)	(493.3)	(499.0)
Gross margin excluding DDA	$197.4	$167.1	$387.9	$332.6
Depletion, depreciation and amortization	(93.9)	(111.9)	(198.0)	(217.8)
Impairment of mining properties	—	—	(103.0)	—
Mine operating earnings	$103.5	$55.2	$86.9	$114.8
General and administrative	(23.9)	(25.9)	(50.1)	(51.2)
Exploration and evaluation	(3.2)	(5.3)	(7.0)	(9.4)
Share of earnings of associate	0.5	—	0.5	—
Other income/(expenses)	10.0	(15.2)	35.3	(33.8)
Impairment of non-operating mining properties	—	—	(71.0)	—
Net finance expense	$(23.8)	$(30.9)	$(63.3)	$(60.8)
Earnings (loss) before taxes	$63.1	$(22.1)	$(68.7)	$(40.4)
Income tax (expense)/recovery, net	$(50.7)	$(20.7)	$(79.4)	$(1.5)
Net earnings (loss)	$12.4	$(42.8)	$(148.1)	$(41.9)

Attributable to:
Yamana Gold Inc. equityholders	$18.0	$(39.9)	$(142.0)	$(40.0)
Non-controlling interests	$(5.6)	$(2.9)	$(6.1)	$(1.9)
	$12.4	$(42.8)	$(148.1)	$(41.9)
Per share data
Net earnings/(loss) - basic and diluted	$0.02	$(0.04)	$(0.15)	$(0.04)
Dividends declared per share	$0.005	$0.005	$0.010	$0.010
Dividends paid per share	$0.005	$0.005	$0.010	$0.010
Weighted average number of common shares outstanding (thousands)
Basic and diluted	948,952	948,116	948,832	948,009
Diluted	950,078	948,116	948,832	948,009
Cash flows (i)
Cash flows from operating activities	$102.4	$124.6	$225.2	$175.8
Cash flows from operating activities before net change in working capital (ii)	$157.5	$122.8	$364.1	$239.9
Cash flows used in investing activities	$(135.2)	$(139.1)	$(120.6)	$(267.8)
Cash flows (used in)/from financing activities	$(3.1)	$45.2	$(145.9)	$130.3

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(iii)
The Company has initially applied IFRS 15 and IFRS 9 at January 1, 2018. Under the transition methods chosen, comparative information is not restated except for certain hedging requirements. Refer to Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

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•	Net free cash flow for the three and six months ended June 30, 2018 was as follows:

(In millions of US Dollars)	For the three months ended June 30,		For the six months ended June 30,
Net free cash flow (i) (ii)	2018	2017	2018	2017
Cash flows from operating activities before income taxes paid and net change in working capital	$158.1	$126.5	$448.7	$252.0
Income taxes paid	(0.6)	(3.7)	(16.7)	(12.1)
Payments made related to the Brazilian tax matters	—	—	(67.9)	—
Cash flows from operating activities before net change in working capital (ii)	$157.5	$122.8	$364.1	$239.9
Net change in working capital (iii)	(55.1)	1.8	(138.9)	(64.1)
Cash flows from operating activities	$102.4	$124.6	$225.2	$175.8
Less: Advance payments received on metal purchase agreement net of unearned revenue recognized	11.7	2.7	(112.3)	6.2
Add: Payments made related to the Brazilian tax matters	—	—	67.9	—
Less: Non-discretionary items related to the current period
Sustaining capital expenditures	(43.7)	(46.7)	(83.4)	(97.7)
Interest and other finance expenses paid	(22.4)	(31.4)	(36.6)	(50.3)
Net free cash flow	$48.0	$49.2	$60.8	$34.0

(i)	For further information on the Company's liquidity and cash flow position, refer to Section 6: Financial Condition and Liquidity of this MD&A.

(ii)
A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A. Net Free Cash Flow is adjusted for payments not reflective of current period operations, advance payments received pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.

(iii)
Notable movements in working capital from December 31, 2017 include: the payment of year-end related accruals at the beginning of the first quarter, one-time operational inventory buildup at Cerro Moro during the second quarter, timing of regular trade payments for the Company's operating mines throughout the first six months of 2018, and indirect tax credit buildup at certain of the Company's operations throughout the first six months of 2018. Refer to Section 6: Financial Condition and Liquidity of this MD&A for further details.

Balance Sheet and Liquidity

•	As at June 30, 2018, the Company had cash and cash equivalents of $114.4 million and available credit of $765.0 million, for total liquidity of $879.4 million.

As at, (In millions of US Dollars)	June 30, 2018	December 31, 2017
Total assets	$8,229.7	$8,763.3
Total long-term liabilities	$3,453.0	$3,535.3
Total equity	$4,165.3	$4,447.3
Working capital (i)	$27.3	$58.7
Cash and cash equivalents	$114.4	$148.9
Debt (current and long-term)	$1,698.3	$1,857.7
Net debt (ii)	$1,583.9	$1,708.8

(i)
Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities of disposal groups held for sale. Accordingly, current assets and current liabilities at June 30, 2018 include all assets and liabilities of Gualcamayo, and current assets and current liabilities at December 31, 2017 include all assets and liabilities of Gualcamayo and the Canadian Exploration Properties, as these disposal groups were classified as held for sale at the respective balance sheet dates. Additionally, working capital is being impacted by deferred revenue from the advanced copper sales agreement of $129.0 million, currently classified as a current liability; however, this effect will decline over the 12 months with copper deliveries scheduled from September 2018 through to June 2019.

(ii)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

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CAPITAL EXPENDITURES

•	Capital expenditures for the three and six months ended June 30, 2018 were consistent with plan, broken down as follows:

For the three months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$8.6	$7.7	$0.7	$2.7	$1.6	$1.8	$10.9	$12.2
El Peñón	9.5	11.4	—	—	4.5	5.7	$14.0	$17.1
Canadian Malartic	10.2	8.9	8.5	3.3	0.6	2.2	$19.3	$14.4
Jacobina	4.6	4.1	5.2	4.0	1.9	1.6	$11.7	$9.7
Minera Florida	3.5	7.4	3.5	2.0	2.9	2.1	$9.9	$11.5
Cerro Moro	—	—	11.4	42.2	3.4	2.5	$14.8	$44.7
Other (i)	7.3	7.2	11.7	13.6	4.4	8.6	$23.4	$29.4
	$43.7	$46.7	$41.0	$67.8	$19.3	$24.5	$104.0	$139.0

(i)
Included in Other is $4.3 million (2017 - $2.4 million) of capitalized interest for the period, as well as the reportable operating segments Gualcamayo and Brio Gold. Comparatives have been aggregated to conform to the change in presentation adopted in the current period.

(ii)	Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs.

For the six months ended June 30,	2018	2017	2018	2017	2018	2017	2018	2017
	Sustaining and other		Expansionary		Exploration		Total (ii)
Chapada	$13.0	$19.1	$1.1	$6.4	$2.4	$2.5	$16.5	$28.0
El Peñón	17.1	21.2	—	—	7.7	10.5	$24.8	$31.7
Canadian Malartic	24.2	19.0	13.7	5.2	2.7	4.4	$40.6	$28.6
Jacobina	7.6	9.7	7.9	8.4	2.9	2.2	$18.4	$20.3
Minera Florida	6.6	13.1	6.2	3.3	6.8	4.0	$19.6	$20.4
Cerro Moro	—	—	58.6	76.7	4.9	3.2	$63.5	$79.9
Other (i)	14.9	15.6	28.9	29.0	8.8	14.9	$52.6	$59.5
	$83.4	$97.7	$116.4	$129.0	$36.2	$41.7	$236.0	$268.4

(i)
Included in Other is $8.3 million (2017 - $4.3 million) of capitalized interest for the period, as well as the reportable operating segments Gualcamayo and Brio Gold. Comparatives have been aggregated to conform to the change in presentation adopted in the current period.

(ii)	Net of movement in accounts payable as applicable for projects under construction and including applicable borrowing costs.

2.    CORE BUSINESS, STRATEGY AND OUTLOOK

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through existing operating mine expansions and optimization initiatives, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas. The Company is listed on the Toronto Stock Exchange (trading symbol "YRI") and the New York Stock Exchange (trading symbol "AUY").

The Company’s principal mining properties comprise the Chapada and Jacobina mines in Brazil, the El Peñón and Minera Florida mines in Chile, the Canadian Malartic mine (50% interest) in Canada and the Cerro Moro mine in Argentina. The Company’s portfolio also includes the Gualcamayo mine in Argentina (coming to the end of its mine life based on current oxide mineral reserves and currently classified as an asset held for sale) and a 20.5% interest in Leagold, with mining properties in Brazil and Mexico.

Over the years, the Company has grown through phases of strategic acquisitions to upgrade its portfolio and by pursuing organic growth to increase production and cash flow. The Company is currently focusing on numerous internal value generating opportunities and the Company’s current key objectives include:

•	Delivering operational results and execution, and advancing near-term and ongoing optimizations at Yamana Mines;

•	Maximizing free cash flows and cash returns on invested capital, first on producing and then non-producing assets:

◦
Within the producing portfolio, attention remains on the growth of mineral reserves and mineral resources to improve production and extend mine lives, throughput increases, metal grade and recovery improvements, and cost reductions that are expected to improve margins and cash flow returns;

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◦
For non-producing assets, the focus is on improving net asset values through exploration, drilling and technical/financial reviews. Over time, the Company will also consider strategic alternatives to drive returns from non-producing assets such as advancing and converting them into producing assets, developing the assets through a joint venture or other strategic arrangements, or through monetization;

•	Optimizing the operation at Cerro Moro following the development of the operation on time and on budget, and achievement of commercial production;

•	Continuing balance sheet and financial performance improvements with a targeted Net Debt leverage ratio of 1.5 or better;

•	Increasing mineral reserves and mineral resources;

•	Advancing discussions with third parties with respect to moving the Company's Agua Rica project towards a development decision;

•	Optimizing and increasing mine life at the Company’s existing operating mines through exploration targeted on the most prospective properties, including:

◦	Chapada, Minera Florida, Canadian Malartic (Odyssey and East Malartic) and Cerro Moro as a result of new discoveries at each site;

◦
Minera Florida, El Peñón, Chapada, and Jacobina with the objectives of increasing mine life while also improving grade and delivering potential for production increases through further delineation and infill drilling;

•	Maximizing value from the long-life Chapada mine and vast exploration opportunities by pursuing expansion initiatives; and

•
Pursuing the above with health and safety at the core to the Company's values, evidenced by the Company's continued commitment to the "One Team, One Goal: Zero" vision for sustainability, which reflects the Company's commitment to zero harm to employees, the environment and communities near mine operations.

The Company continued to make progress against all of these objectives through the end of the second quarter of 2018.

Consistent with the above objectives, the Company continues to evaluate its medium-term development opportunities. The Company foresees that with the recent completion of Cerro Moro and after the completion of Canadian Malartic Extension project, which is in progress, there will be a significant reduction in expansionary capital. This, when considered with the imminent production growth at lower costs, positions the Company well to deliver near-term step changes in cash flow and net free cash flow expected to begin in the second half of 2018 and becoming more pronounced beginning in 2019. The net effect also positions the Company well to execute its corporate objective to both reduce net debt and increase cash balances.

The Company is focused on improving cash flows and returns on invested capital. In that context, the Company’s development opportunities are to be managed within the framework of the Company's balance sheet objectives. In addition to the usual project-gating items, project scheduling and expenditures will be sequential so as not to interfere with the Company’s balance sheet objectives and also the period of cash flow harvesting referred to above. Monetization of certain assets or other strategic alternatives may ultimately provide additional flexibility to both the balance sheet and project timing.

Recent and current initiatives, which have or will further advance this commitment, include the following:

•	Cash flow increases, as expected, following several operational improvements and the achievement of commercial operations at Cerro Moro.

•	The Company is continuing to advance several monetization initiatives as part of ongoing strategic and technical reviews of its asset portfolio.

◦	The Company previously announced the strategic review of alternatives for development of the wholly-owned Agua Rica project, which is a feasibility stage copper-gold.

◦
In the case of other assets, the Company considers the contribution to cash flows from those assets and whether or not the possible monetization of, or other strategic alternatives for, those assets may deliver more value than the immediate cash flows that they generate.  In line with this review, the Company initiated a plan to consider the sale of its Gualcamayo mine in Argentina in late 2017. In the meantime, efforts to right-size production at Gualcamayo are continuing. Further options under consideration include various harvesting options that would maximize cash flows and consider the significant long-term exploration potential at Gualcamayo.

◦
The Company supported the combination of Brio Gold and Leagold, which closed on May 24, 2018 and achieves various corporate objectives. In particular, the Company retains exposure to a combined entity that has created an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth, and a proven management team well positioned to deliver future value increases.

| 9

UPDATED OUTLOOK FOR 2018

Based on a strong first-half operating performance, the Company is well positioned to deliver on full-year guidance for the Yamana Mines. Specific production expectations include:

•	Production for gold is expected to exceed guidance.

•	Full year production for copper is expected to exceed guidance.

•
With higher than plan gold production in the first half of the year, cumulative precious metals production is expected to exceed guidance. Silver production is anticipated to improve in the second half of 2018 with higher silver grades at El Peñón (in the first half, stopes with higher gold grades were mined) and as production at Cerro Moro increases.

•
Gualcamayo is expected to produce 100,000 ounces during 2018 compared to 110,000 ounces initially guided (See Gualcamayo mine section for additional details). The Company anticipates that the difference will be offset by other operations, and consequently overall production from Yamana Mines including Gualcamayo is expected to exceed guidance.

•
Co-product costs and AISC for 2018 are expected to be within the previously guided ranges. Costs are benefiting from higher production, operational efficiencies and the impact of the depreciation of local currencies, which began to positively impact costs late in the second quarter.

•	Costs on a by-product basis are also anticipated to be within the previously guided ranges.

3.    REVIEW OF FINANCIAL RESULTS

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2018

Net Earnings

•
Net earnings attributable to Yamana Gold Inc. equityholders, for the three months ended June 30, 2018 were $18.0 million or $0.02 per share basic and diluted, compared to a net loss of $39.9 million or $0.04 per share for the three months ended June 30, 2017.

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $33.9 million or $0.04 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates, the most notable of which being the effect of non-cash foreign exchange losses on the calculation of deferred income tax expense during the period, totalling $111.7 million as discussed in Section 1: Highlights and Relevant Updates above:

	For the three months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017 (restated)
Non-cash unrealized foreign exchange (gains)/losses	$(4.3)	$2.4
Share-based payments/mark-to-market of deferred share units	3.7	2.5
Mark-to-market on derivative contracts (ii)	0.1	—
Mark-to-market on investment and other assets	5.1	(1.0)
Revision in estimates and liabilities including contingencies	8.4	(0.9)
Gain on sale of Brio Gold	(32.0)	—
Reorganization costs	2.7	1.2
Other provisions, write-downs and adjustments (i)	0.6	20.8
Non-cash tax on unrealized foreign exchange losses	111.7	25.1
Income tax effect of adjustments and other one-time tax adjustments	(62.1)	(5.2)
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equityholders	$33.9	$44.9
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equityholders	$0.04	$0.04

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
On January 1, 2018 the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero-cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

Revenue

•	Revenue for the three months ended June 30, 2018 was $431.5 million, compared to $428.1 million in the same period in 2017.

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For the three months ended June 30,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	259,646	oz	$1,289	$334.6	$349.1
Silver	975,381	oz	$16.61	16.2	21.9
Copper (i)	29,220,621	lbs	$2.76	80.7	57.1
Revenue (iii)				$431.5	$428.1

For the three months ended June 30,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	259,646	oz	$1,304	$338.7	$352.7

Silver	925,420	oz	$16.53	15.3	21.4
Silver subject to metal sales agreement (ii)	49,961	oz	$17.77	0.9	0.6
	975,381	oz	$16.53

Copper (i)	27,090,115	lbs	$3.09	83.6	59.5
Copper subject to metal sales agreement (ii)	2,130,506	lbs	$2.28	4.9	3.9
	29,220,621	lbs	$3.09
Gross revenue				$443.4	$438.1
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(7.5)	(8.0)
- Sales taxes				(4.2)	(3.9)
- Metal price adjustments related to concentrate revenue				(0.2)	1.4
- Other adjustments				—	0.4
Revenue (iii)				$431.5	$428.1

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Balances represent the metals sold under the metal sales agreements.

(iii)
As discussed in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the three months ended June 30, 2018 was $2.5 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

•
Revenue in the three months ended June 30, 2018 increased by $3.4 million over the comparative period, of which, $15.1 million was attributable to changes in metal prices, mostly offset by a decrease of $11.3 million attributable to changes in the volume of metals sold as there were more attributable ounces from Brio Gold in 2017. Metal price adjustments of $0.2 million during the period were more than offset by finance income from derivatives presented separately in net finance expense.

•
Changes attributable to metal prices were driven by increases of 3% and 23% in both gold and copper prices, respectively, over the comparative period. The increase attributable to changes in the quantity of metals sold predominantly relates to copper sales increasing by 16% or 4 million pounds from the comparative period.

Cost of Sales

•
Cost of sales excluding DDA for the three months ended June 30, 2018 was $234.1 million, compared to $261.0 million for the same period in 2017. Cost of sales excluding DDA for the quarter was lower than that of the same period in 2017, primarily as a result of several ongoing operational efficiencies and the depreciation of local currencies.

•
Total DDA expense for the three months ended June 30, 2018 was $93.9 million, comparable to the $111.9 million for the same period in 2017. DDA expense is lower than the prior quarter and the comparable quarter as DDA has ceased to be recorded for Gualcamayo as it is an asset held for sale. Only the DDA that had already been in inventory at year end was recognized in the first and second quarters, which is not reflective of normal run rates. DDA expense excluding Brio Gold and Gualcamayo for the three months ended June 30, 2018 was $87.7 million, compared to $84.0 million the same period in 2017.

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Mine Operating Earnings

•	Mine operating earnings for the three months ended June 30, 2018 was $103.5 million, compared to such earnings of $55.2 million for the same period in 2017.

Expenses and Other Income

•
General and administrative expenses of $23.9 million for the three months ended June 30, 2018 were comparable to such expenses of $25.9 million for the same period in 2017. Excluding Brio Gold and share-based payment expenses, general and administrative expenses were $18.2 million, compared to $18.4 million in the same period in 2017.

•	Exploration and evaluation expenses were $3.2 million for the three months ended June 30, 2018, comparable to the $5.3 million for the same period in 2017.

•
The Company recorded other income of $10.0 million for the three months ended June 30, 2018, compared to other expenses of $15.2 million for the same period in 2017. The change is mainly associated with the $32.0 million gain on the Brio Gold transaction recorded in the current period.

•
Net finance expense was $23.8 million for the three months ended June 30, 2018, compared to $30.9 million for the same period in 2017, due to a net foreign exchange gain in the current period, versus a net foreign exchange loss in the comparative period.

Income Tax Expense

•
The Company recorded an income tax expense of $50.7 million for the three months ended June 30, 2018 (2017 - $20.7 million). The income tax provision reflects a current income tax expense of $31.2 million (cash taxes paid of $0.6 million) and a deferred income tax expense of $19.5 million, compared to a current income tax expense of $19.8 million (cash taxes paid of $3.7 million) and a deferred income tax expense of $0.9 million for the three months ended June 30, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was 80.1% on the earnings before tax for the three months ended June 30, 2018, compared to an effective tax rate of negative 128.6% for the same period in the prior year.

•	The increase in income tax expense for the quarter is mainly due to the following:

◦
A foreign exchange expense of $111.7 million relating to the strengthening of the US Dollar against the Brazilian Real and Argentinean Peso compared to an expense of $25.1 million recorded in the comparative period;

◦
Non-recognition of deferred tax assets and losses for $11.1 million, compared to $10.5 million for the comparative period. This was mainly related to the non-recognition of certain deferred tax assets; and

◦	Deductible local foreign exchange losses of $100.5 million, compared to deductible local foreign exchange losses of $1.3 million recognized in the comparative period.

•
See Note 8: Income Taxes to the Company's Condensed Consolidated Interim Financial Statements for an explanation of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2017.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2018

Net Loss

•
Net loss attributable to Yamana Gold Inc. equityholders, for the six months ended June 30, 2018 was $142.0 million or $0.15 per share basic and diluted, compared to a net loss of $40.0 million or $0.04 per share for the six months ended June 30, 2017. Net loss resulted mainly from a non-cash accounting fair value adjustment totalling $168.2 million ($174.0 million before tax) recorded during the period in respect of Brio Gold (Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements).

•
Certain non-cash and other items that may not be reflective of current and ongoing operations were $204.1 million or $0.22 per share. The Company refers to the following items, which may be used to adjust or reconcile input models in consensus estimates:

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	For the six months ended June 30,
(In millions of US Dollars; unless otherwise noted)	2018	2017
Non-cash unrealized foreign exchange (gains) losses	$(1.1)	$4.6
Share-based payments/mark-to-market of deferred share units	4.5	5.7
Mark-to-market on derivative contracts (ii)	(10.2)	—
Mark-to-market on investment and other assets	6.1	2.7
Revision in estimates and liabilities including contingencies	13.6	0.7
Gain on sale of Canadian exploration properties	(39.0)	—
Gain on sale of Brio Gold	(32.0)	—
Impairment of mining and non-operational mineral properties relating to Brio Gold	174.0	—
Financing costs paid on early note redemption	14.7	—
Reorganization costs	5.2	1.7
Other provisions, write-downs and adjustments (i)	8.5	26.5
Non-cash tax on unrealized foreign exchange losses/(gains)	116.6	(2.2)
Income tax effect of adjustments and other one-time tax adjustments	(56.8)	(4.0)
Total adjustments - increase to earnings attributable to Yamana Gold Inc. equityholders	$204.1	$35.7
Total adjustments - increase to earnings per share attributable to Yamana Gold Inc. equityholders	$0.22	$—

(i)	The balance includes, among other things, the reversal of certain provisions such as tax credits and legal contingencies.

(ii)
On January 1, 2018 the Company adopted IFRS 9 Financial Instruments. Under the transitional provisions of IFRS 9, the Company has restated the comparative period for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero-cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the results of the comparative period have been adjusted to remove time value movements from profit or loss, and the comparative adjustments above have been adjusted accordingly.

Revenue

•	Revenue for the six months ended June 30, 2018 was $881.2 million, compared to $831.6 million in the same period in 2017.

For the six months ended June 30,	2018				2017
	Quantity sold		Revenue per ounce/pound	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	530,578	oz	$1,299	$689.3	$672.7
Silver	2,036,143	oz	$16.75	34.1	42.1
Copper (i)	59,473,490	lbs	$2.65	157.8	116.8
Revenue (iii)				$881.2	$831.6

For the six months ended June 30,	2018				2017
	Quantity sold		Average realized price	Revenue (In millions of US Dollars)	Revenue (In millions of US Dollars)
Gold (i)	530,578	oz	$1,317	$698.5	$679.5

Silver	1,898,677	oz	$16.69	31.7	40.6
Silver subject to metal sales agreement (ii)	137,466	oz	$17.84	2.5	1.6
	2,036,143	oz	$16.69

Copper (i)	55,425,988	lbs	$3.14	174.0	119.6
Copper subject to metal sales agreement (ii)	4,047,502	lbs	$2.30	9.3	8.6
	59,473,490	lbs	$3.13
Gross revenue				$916.0	$849.9
(Deduct)/add:
- Treatment and refining charges of gold and copper concentrate				(16.8)	(15.8)
- Sales taxes				(9.2)	(8.0)
- Metal price adjustments related to concentrate revenue				(8.3)	5.2
- Other adjustments				(0.5)	0.3
Revenue (iii)				$881.2	$831.6

(i)	Includes payable copper and gold contained in concentrate.

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(ii)	Balances represent the metals sold under the metal sales agreements.

(iii)
As discussed in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements, the Company adopted IFRS 15 Revenue from Contracts with Customers on January 1, 2018. Under IFRS 15, the Company is required to account for the financing component on its streaming arrangements, under which, revenue is increased by an imputed interest amount, with a corresponding increase to finance expense each period. The amount of this adjustment in the six months ended June 30, 2018 was $5.6 million. In accordance with the transition provisions of IFRS 15, revenue in the comparative period has not been restated.

•
Revenue in the six months ended June 30, 2018 increased by $49.6 million over the comparative period, of which, $59.2 million was attributable to changes in metal prices, partially offset by a decrease of $5.2 million related to volume of metals sold, as there were more attributable ounces from Brio Gold in 2017, and by increases in deductions to revenue in the period, as set out in the above table. Metal price adjustments of $3.9 million during the period are more than offset by finance income from derivatives presented separately in net finance expense.

•
Changes attributable to metal prices were driven by increases of 6% and 23% in both gold and copper prices, respectively, over the comparative period. The increase attributable to changes in the quantity of metals sold predominantly relates to copper sales increasing by 18% or 9.1 million pounds from the comparative period.

Cost of Sales

•
Cost of sales excluding DDA for the six months ended June 30, 2018 was $493.3 million, compared to $499.0 million for the same period in 2017. Cost of sales excluding DDA for the quarter was lower than that of the same period in 2017, primarily as a result of several ongoing operational efficiencies and the depreciation of local currencies.

•
Total DDA expense for the six months ended June 30, 2018 was $198.0 million, compared to $217.8 million for the same period in 2017. DDA expense is lower than the comparable period as no DDA was recorded for Gualcamayo in the current period as it is classified as an asset held for sale. Only the DDA that had already been in inventory at year end was recognized in the current period, which is not reflective of normal run rates. Brio Gold was also classified as an asset held for sale during the first quarter of 2018, at which point in time, recording of DDA expense ceased. DDA expense excluding Brio Gold and Gualcamayo for the six months ended June 30, 2018 was $171.4 million, compared to $162.1 million during the same period in 2017.

Mine Operating Earnings

•	Mine operating earnings for the six months ended June 30, 2018 were $86.9 million compared to such earnings of $114.8 million for the same period in 2017.

Expenses and Other Income

•
General and administrative expenses of $50.1 million for the six months ended June 30, 2018 were comparable to such expenses of $51.2 million for the same period in 2017. Excluding Brio Gold and share-based payment expenses, general and administrative expenses were $37.4 million, compared to $36.9 million in the same period in 2017.

•	Exploration and evaluation expenses were $7.0 million for the six months ended June 30, 2018, comparable to the $9.4 million for the same period in 2017.

•
The Company recorded other income of $35.3 million for the six months ended June 30, 2018, compared to other expenses of $33.8 million for the same period in 2017. The change is mainly due to the gain on sale of certain Canadian exploration properties and the gain on the Brio Gold transaction recorded in the current period. Refer to Note 4: Divestitures to the Company's Condensed Consolidated Interim Financial Statements for further discussion.

•
Net finance expense was $63.3 million for the six months ended June 30, 2018, compared to $60.8 million for the same period in 2017. The movement in net finance expense is mainly due to the impact of the one-time financing cost on the early debt redemption that occurred in the first quarter, partly offset by non-cash interest expense related to the financing component of deferred revenue contracts recorded in the current year.

•
Impairment of non-operating mining properties of $71.0 million for the six months ended June 30, 2018 relates to the non-cash carrying value reduction on the non-operating portion of the Company's investment in Brio Gold, with no comparative in the same period in 2017.

Income Tax Expense

•
The Company recorded an income tax expense of $79.4 million for the six months ended June 30, 2018 (2017 - $1.5 million). The income tax provision reflects a current income tax expense of $57.7 million (cash taxes paid of $16.7 million and payments made in

| 14

relation to the Brazilian tax matters of $67.9 million) and a deferred income tax expense of $21.7 million, compared to a current income tax expense of $30.2 million (cash taxes paid of 12.1 million) and a deferred income tax recovery of $28.7 million for the six months ended June 30, 2017.

•
The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, mining taxes, changes in tax laws and the impact of specific transactions and assessments. The consolidated effective tax rate was negative 115.7% on the loss before tax for the six months ended June 30, 2018, compared to an effective tax rate of negative 3.6% for the same period in the prior year.

•	The increase in income tax expense for the 6 month period is mainly due to the following:

◦
A foreign exchange expense of $116.6 million relating to the strengthening of the US Dollar against the Brazilian Real and Argentinean Peso compared to a recovery of $2.2 million recorded in the comparative period;

◦
Non-recognition of deferred tax assets and losses relating to assets held for sale and non-profitable entities for $89.8 million, compared to $21.2 million for the comparative period. This was mainly related to the non-recognition of certain deferred tax assets; and

◦	Deductible local foreign exchange losses of $113.9 million, compared to a taxable local foreign exchange gain of $13.1 million recognized in the comparative period.

•
See Note 8: Income Taxes to the Company's Condensed Consolidated Interim Financial Statements for an explanation of the foreign exchange charged to the income tax expense. Readers are also encouraged to read and consider the tax related risk factors and uncertainties in the Company’s Annual Information Form and Annual Management Discussion and Analysis for the year ended December 31, 2017.

QUARTERLY FINANCIAL SUMMARY

For the three months ended	Jun. 30	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,
(In millions of US Dollars, unless otherwise noted)	2018	2018	2017	2017	2017	2017	2016	2016
Financial results
Revenue (i) (ii)	$431.5	$449.7	$478.8	$493.4	$428.1	$403.5	$484.4	$464.3
Attributable to Yamana equity holders:
Net earnings (loss) from continuing operations (iii)	$18.0	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(355.0)	$(2.1)
Per share - basic and diluted	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.37)	$—
Net earnings (loss) (iii)	$18.0	$(160.1)	$(188.6)	$45.7	$(39.9)	$—	$(367.6)	$(11.8)
Per share - basic and diluted	$0.02	$(0.17)	$(0.20)	$0.05	$(0.04)	$—	$(0.39)	$(0.01)

(i)	Revenue consists of sales net of sales taxes.

(ii)
On January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. In accordance with the transition requirements in IFRS 15, prior period numbers are not restated. The impact to the Company's revenue of applying IFRS 15 in the three months ended June 30, 2018 and March 31, 2018 was an increase of $2.5 million and$3.0 million, respectively. Accordingly, had the Company not applied IFRS 15, revenue for the three months ended June 30, 2018 would have been $429.0 million, and revenue for the three months ended March 31, 2018 would have been $446.7 million.

(iii)
On January 1, 2018, the Company adopted IFRS 9 Financial Instruments. In accordance with the transition requirements in IFRS 9, the Company has restated the 2017 comparative periods for certain hedging requirements. Specifically, under IFRS 9, changes in time value on the Company's zero-cost collars, which were taken to profit or loss under IAS 39: Financial Instruments: Recognition and Measurement, are now recognized in OCI as a cost of hedging rather than in profit or loss. Accordingly, the 2017 comparative periods have been restated for this change; however, the 2016 quarterly results have not been restated.

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4.    OPERATING SEGMENTS PERFORMANCE

YAMANA MINES

CHAPADA, BRAZIL

Chapada is an open pit gold-copper mine, located northwest of Brasília in Goías state, Brazil.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2018	2017	2018	2017
Operating (iv)
Ore mined (tonnes)	9,677,394	8,847,584	16,205,511	14,023,101
Waste mined (tonnes)	7,780,023	8,810,246	14,590,940	15,943,238
Ore processed (tonnes)	5,224,986	5,376,281	10,913,724	10,991,034
Gold
Production (ounces) (iii)	30,329	25,404	53,082	44,493
Sales (ounces) (iii)	28,931	19,317	52,574	40,723
Feed grade (g/t)	0.27	0.27	0.24	0.24
Concentrate grade (g/t)	16.51	14.54	14.44	13.06
Recovery rate (%)	66.5	54.5	62.2	52.1
Total cost of sales per ounce sold (ii)	$352	$539	$412	$498
Co-product cash costs per ounce produced (i)	$301	$381	$351	$438
All-in sustaining co-product costs per ounce produced (i)	$364	$448	$406	$528
DDA per ounce sold	$62	$87	$79	$74
Copper
Production (millions of pounds)	31.1	29.1	61.5	55.6
Sales (millions of pounds)	29.2	25.2	59.5	50.4
Feed grade (%)	0.31	0.31	0.31	0.30
Concentrate grade (%)	24.71	24.29	24.41	23.81
Recovery rate (%)	86.2	79.3	81.6	76.2
Total cost of sales per pound sold (ii)	$1.57	$1.90	$1.64	$1.85
Co-product cash costs per pound produced (i)	$1.41	$1.61	$1.46	$1.69
All-in sustaining co-product costs per pound of produced (i)	$1.65	$1.84	$1.65	$1.98
DDA per pound sold	$0.25	$0.27	$0.28	$0.24
Concentrate
Production (tonnes)	57,146	54,342	114,337	105,931
Sales (tonnes)	56,708	52,643	116,227	103,269
Treatment and refining charges (millions of $)	$(7.5)	$(8.0)	$(16.8)	$(15.8)
Metal price adjustments related to concentrate revenue (millions of $)	$(0.2)	$1.4	$(8.3)	$5.2

Financial (millions of US Dollars)
Revenue	$116.5	$80.5	$222.5	$165.7
Cost of sales excluding DDA	(47.0)	(49.9)	(98.6)	(98.5)
Gross margin excluding DDA	$69.5	$30.6	$123.9	$67.2
DDA	(9.0)	(8.6)	(20.7)	(15.3)
Mine operating earnings	$60.5	$22.0	$103.2	$51.9
Capital expenditures
Sustaining and other	$8.6	$7.7	$13.0	$19.1
Expansionary	$0.7	$2.7	$1.1	$6.4
Exploration	$1.6	$1.8	$2.4	$2.5

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

(iii)	Contained in concentrated/Payable contained in concentrate.

(iv)	Beginning January 1, 2018, silver production and related KPIs for Chapada no longer meet the minimum significance threshold in accordance with the Company's policy.

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Chapada exceeded production expectations for both gold and copper in the second quarter of 2018, as production of gold and copper increased by 19% and 7%, respectively, contributing to higher revenues and operating earnings over the comparable period in the prior year. Modifications to the flotation circuit both in 2016 and late 2017, continue to drive process improvements, most notably with plant recoveries and circuit stability across the range of ore types. As was the case in the first quarter of 2018, gold and copper recoveries increased significantly year-on-year in the second quarter with gold and copper recoveries averaging 66.5% and 86.2%, respectively. Both represent the highest quarterly averages in over 6 years.

Mill operations were on plan in the quarter although with higher recoveries. Production momentum is anticipated to continue into the second half of 2018 led by progressive grade improvements, as is customary for Chapada in the second half, and a continuation of the better recovery rates for gold and copper.

All per unit costs for gold and copper benefited from higher metal production, operational efficiencies and the depreciation of the Brazilian Real, compared to the second quarter of 2017. Rates for sustaining capital expenditures and exploration were at levels comparable to the first quarter.

Improvements and optimizations at the main Chapada operation continue to advance on schedule (Refer to Section 5: Construction, Development and Exploration for additional details). In respect to the phased development plan, Phase 1, which targets plant optimization for further copper and gold recovery increases in the range of 2% for both metals, efforts have begun to prioritize engineering for long lead-time equipment and is on track for commissioning in mid-2019. The feasibility study on Phase 2, which involves a plant expansion to achieve a throughput capacity of up to 32 million tonnes per annum, is also progressing. Phase 3, which contemplates a pit wall pushback to access higher grade Sucupira ore, advanced with infill drilling completed in June with the results expected to support the ongoing feasibility study.

Approximately 12,700 metres of drilling was completed at Chapada in the second quarter of 2018, in line with plan. The exploration plan focused on Suruca, Sucupira, Baru and Hidrotermalito. At Suruca, drilling continues to expand the gold sulphide mineral resource. At Sucupira, drilling has expanded the mineral envelope to the North-West. Regional work continues to identify opportunities for follow up drilling in the remainder of 2018 and into 2019.

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EL PEÑÓN, CHILE

El Peñón is a high grade gold-silver underground mine located approximately 160 kilometres southeast of Antofagasta in northern Chile.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	232,906	251,879	446,309	475,083
Ore processed (tonnes)	263,927	268,938	521,770	497,861
Gold
Production (ounces)	37,800	43,005	78,190	76,642
Sales (ounces)	37,898	41,709	79,247	76,273
Feed grade (g/t)	4.75	5.21	4.90	5.03
Recovery rate (%)	93.8	95.7	94.3	95.4
Total cost of sales per ounce sold	$1,328	$980	$1,298	$1,031
Co-product cash costs per ounce produced (i)	$863	$710	$850	$733
All-in sustaining co-product costs per ounce produced (i)	$1,060	$903	$1,021	$935
DDA per ounce sold	$456	$295	$423	$311
Silver
Production (ounces)	925,450	1,180,174	1,824,711	2,140,994
Sales (ounces)	925,420	1,121,840	1,898,677	2,120,300
Feed grade (g/t)	134.52	156.11	129.13	154.50
Recovery rate (%)	81.6	87.6	83.5	86.4
Total cost of sales per ounce sold	$16.09	$14.20	$15.59	$14.65
Co-product cash costs per ounce produced (i)	$10.58	$10.39	$10.73	$10.48
All-in sustaining co-product costs per ounce produced (i)	$13.02	$13.24	$12.92	$13.38
DDA per ounce sold	$5.55	$4.21	$5.06	$4.29

Financial (millions of US Dollars)
Revenue	$64.6	$71.9	$135.8	$131.9
Cost of sales excluding DDA	(42.8)	(39.8)	(89.3)	(76.9)
Gross margin excluding DDA	$21.8	$32.1	$46.5	$55.0
DDA	(22.4)	(17.1)	(43.2)	(32.9)
Mine operating earnings	$(0.6)	$15.0	$3.3	$22.1
Capital expenditures
Sustaining and other	$9.5	$11.4	$17.1	$21.2
Expansionary	$—	$—	$—	$—
Exploration	$4.5	$5.7	$7.7	$10.5

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

El Peñón exceeded production expectations for gold during the second quarter of 2018 and it is well positioned to exceed gold production guidance for the year with gold grades expected to be higher than those in the second quarter of 2018.

Silver production increased from the first quarter and is expected to continue to improve in the second half of the year commensurate with a planned increase in mill feed grade, as stopes with higher silver grades at El Peñón are mined (in the first half, stopes with higher gold grades were mined and overall precious metal content was not affected as gold production exceeded plan). Silver recoveries have tracked below plan primarily as the result of the increased proportion of silver sulphides and silver sulphosalts from Ventura and other high-grade zones. To mitigate the impact of the aforementioned ore types, work is being conducted to test various reagents in order to optimize the leaching conditions and improve silver recoveries and leaching kinetics from these zones.

Production for the second quarter, in comparison to the same period in 2017, reflects lower planned processing rates and grades with the differences attributable to mine sequencing.

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Unit gold costs during the quarter were higher than plan as lower silver production and sales had the effect of proportionally allocating more costs to gold. However, the costs were partly offset by depreciation of the Chilean Peso relative to the US Dollar, which occurred late in the quarter.

Approximately 21,900 metres of drilling was completed at El Peñón in the second quarter of 2018 as planned. Exploration work completed was focused primarily on upgrading mineral resources at Aleste, Bonanza, Dorada with infill drilling. Overall, infill drilling has demonstrated positive results and is upgrading mineral resources. In the third quarter, drilling will continue to further ramp up as several additional drill rigs will be on site.

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CANADIAN MALARTIC (50% interest), CANADA

Canadian Malartic is an open pit gold mine, located in the Abitibi region of Quebec, Canada. It began production in 2011 and was jointly acquired by the Company (50%) and its partner, Agnico Eagle Mines Limited (50%) in 2014.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	3,573,883	3,133,800	6,875,340	5,835,738
Waste mined (tonnes)	3,752,577	5,183,961	7,219,107	10,445,557
Ore processed (tonnes)	2,632,965	2,603,669	5,142,873	5,036,247
Gold
Production (ounces)	91,863	82,509	175,266	153,891
Sales (ounces)	89,826	81,726	170,943	148,269
Feed grade (g/t)	1.23	1.11	1.20	1.07
Recovery rate (%)	88.5	89.0	88.3	88.8
Total cost of sales per ounce sold	$960	$998	$965	$1,011
Co-product cash costs per ounce produced (i)(ii)	$541	$540	$553	$548
All-in sustaining co-product costs per ounce produced (i)	$664	$662	$704	$687
DDA per ounce sold	$401	$421	$391	$447

Financial (millions of US Dollars)
Revenue	$118.2	$104.8	$227.6	$187.2
Cost of sales excluding DDA	(50.2)	(47.2)	(98.0)	(83.7)
Gross margin excluding DDA	$68.0	$57.6	$129.6	$103.5
DDA	(36.1)	(34.4)	(66.9)	(66.2)
Mine operating earnings	$31.9	$23.2	$62.7	$37.3
Capital expenditures
Sustaining and other	$10.2	$8.9	$24.2	$19.0
Expansionary	$8.5	$3.3	$13.7	$5.2
Exploration	$0.6	$2.2	$2.7	$4.4

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	Net of the CAD currency hedge impact for the period.

Canadian Malartic exceeded production expectations with strong production momentum continuing into the second quarter. The mine delivered another quarterly production record at 91,863 ounces (on a 50% basis), which is 10% higher than the previous record from the first quarter of 2018 and 11% higher than the comparable period in 2017. Higher mill feed grades and tonnes processed, both quarterly records, contributed to higher total production, lower costs and higher operating earnings. Canadian Malartic is well positioned to exceed 2018 expectations.

All costs were in line with expectations, lower than guidance for the year and in line or better than the comparative quarter of 2017, as the increase in production offset higher diesel and other costs.

The Canadian Malartic Extension Project is continuing according to plan and on budget. Of the total planned expansionary capex of $52 million (on a 50% basis) for 2018, approximately $37.0 million (on a 50% basis) is earmarked for the extension project of which, $11.3 million has been spent to date. Blending from the Barnat higher-grade ore for production is expected to begin in late 2019 with more significant contributions in 2020.

In the second quarter, 23,726 metres of drilling were completed at the Odyssey Zone and 27,549 metres of drilling were completed at the East Malartic and Sheehan zones.

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JACOBINA, BRAZIL

Jacobina is a complex of underground gold mines located in Bahia state, Brazil.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	525,565	488,208	1,053,462	966,117
Ore processed (tonnes)	535,322	491,990	1,037,911	969,943
Gold
Production (ounces)	37,730	34,275	72,256	66,402
Sales (ounces)	37,990	33,600	71,490	66,856
Feed grade (g/t)	2.28	2.26	2.25	2.21
Recovery rate (%)	96.1	96.1	96.4	96.2
Total cost of sales per ounce sold	$858	$1,126	$913	$1,074
Co-product cash costs per ounce produced (i)	$605	$714	$653	$704
All-in sustaining co-product costs per ounce produced (i)	$730	$841	$763	$855
DDA per ounce sold	$233	$379	$246	$353

Financial (millions of US Dollars)
Revenue	$48.5	$42.3	$92.3	$82.8
Cost of sales excluding DDA	(23.7)	(25.1)	(47.7)	(48.2)
Gross margin excluding DDA	$24.8	$17.2	$44.6	$34.6
DDA	(8.8)	(12.7)	(17.6)	(23.6)
Mine operating earnings	$16.0	$4.5	$27.0	$11.0
Capital expenditures
Sustaining and other	$4.6	$4.1	$7.6	$9.7
Expansionary	$5.2	$4.0	$7.9	$8.4
Exploration	$1.9	$1.6	$2.9	$2.2

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Jacobina exceeded production expectations and delivered record production during the second quarter. The strong operational performance in the first half, combined with the flexibility provided by developed underground areas and a surface stockpile of approximately 60,000 tonnes at grades comparable to those in current quarter, supports the expectation that Jacobina will deliver on or exceed 2018 guidance.

Production at Jacobina was 10% higher compared to the same quarter in 2017, mainly from a higher processing rate. Mill throughput rates and recoveries were as expected in the quarter.

Costs benefited from the higher production, ongoing cost optimization initiatives and the depreciation of local currency, although the latter was experienced later in the quarter. Lower costs contributed to higher operating earnings.

Plant optimization initiatives continue as planned at Jacobina. With the commissioning of the advanced control system in the third quarter, plant stability is expected to be enhanced. This provides the foundation for further throughput increases as the mine continues to progress towards its near-term production objective of 150,000 ounces per year.

Approximately 7,750 metres of drilling was completed at Jacobina in the second quarter in line with plan. The focus was primarily infill drilling at João Belo, Morro do Vento and Canavieiras Central and testing potential targets at Serra de Córrego. Overall, infill drilling has been successful at defining higher-grade areas within the current mine mineral resource and defining new inferred mineral resources at better than LOM grades at Serra de Córrego. As well, regional surface exploration has continued to identify opportunities for future drilling at João Belo Sur and to the north of the current mines.

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MINERA FLORIDA, CHILE

Minera Florida is an underground gold mine located south of Santiago in central Chile.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information (iii)	2018	2017	2018	2017
Operating (ii)
Ore mined (tonnes)	201,794	172,467	382,891	352,656
Ore processed (tonnes)	206,878	177,890	409,921	568,991
Gold
Production (ounces)	16,717	22,051	35,200	43,736
Sales (ounces)	17,122	21,463	36,015	45,179
Feed grade (g/t)	2.76	4.18	2.94	2.74
Recovery rate (%)	89.7	92.2	90.3	87.4
Total cost of sales per ounce sold	$1,647	$1,242	$1,574	$1,292
Co-product cash costs per ounce produced (i)	$1,089	$786	$1,033	$855
All-in sustaining co-product costs per ounce produced (i)	$1,309	$1,127	$1,224	$1,161
DDA per ounce sold (ii)	$549	$424	$540	$435

Financial (millions of US Dollars)
Revenue	$22.2	$28.6	$47.3	$58.8
Cost of sales excluding DDA	(18.8)	(18.4)	(37.2)	(40.4)
Gross margin excluding DDA	$3.4	$10.2	$10.1	$18.4
DDA	(9.4)	(9.5)	(19.4)	(20.5)
Mine operating loss	$(6.0)	$0.7	$(9.3)	$(2.1)
Capital expenditures
Sustaining and other	$3.5	$7.4	$6.6	$13.1
Expansionary	$3.5	$2.0	$6.2	$3.3
Exploration	$2.9	$2.1	$6.8	$4.0

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

(ii)	DDA per ounce is higher as DDA was allocated over a smaller number of ounces compared to the same period in 2017. DDA is comparable to the second quarter in 2017.

(iii)	Beginning January 1, 2018, silver production and related KPIs for Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

As per the medium-term mine plan, operations at Minera Florida continued to transition to the higher-grade zones of Pataguas and PVS, consequently impacting production in the second quarter of 2018, compared to the same period in 2017, as efforts are redirected to development and exploration activities. Production in the second quarter was also affected by heavy rains and winds that affected ore haulage and power supply to the site.

The first half of 2018 focused on the preparation and development of the higher grade PVS and Pataguas areas. The development access has reached the central position in the Pataguas vein and secondary development has started towards the upper levels and into the vein. Both delineation and exploration drilling has also started to test the surrounding areas of the vein complex. PVS development in the main vein progressed well during the second quarter, and stope production commenced at the end of the period. The sequence of mining has been adjusted due to the discovery of several secondary structures around the PVS main vein, which are expected to increase the mineral inventory. Both of these zones are expected to contribute to higher production in the second half of the year. Grades are expected to average over 4 g/t in the second half of 2018.

Costs over the balance of the year will improve significantly as mining transitions to more productive areas in the new mine and production increases due to higher grades. Lower production for the second quarter relative to the comparative period in 2017, resulted in lower revenues. The lower production also impacted costs during the quarter which were partly offset by the depreciation of the Chilean Peso against the US Dollar.

As planned, approximately 16,000 metres of drilling was completed at Minera Florida in the second quarter of 2018. Drilling was primarily focused on the PVS, Pataguas, Fantasma and Centenario Sur zones. Preliminary results indicate that the mineral envelope of the various veins at Minera Florida have expanded and should increase mineral resources at year end. Regional work is ongoing to identify new vein targets for drilling in the remainder of 2018 and into 2019.

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CERRO MORO, ARGENTINA

Cerro Moro is the Company’s newest high-grade underground and open pit gold-silver mine, located in the province of Santa Cruz, Argentina.

	For the three months ended June 30,		For the six months ended June 30,
Operating and Financial Information	2018	2017	2018	2017
Operating
Ore mined (tonnes)	35,774	—	52,360	—
Waste mined (tonnes)	1,415,178	—	2,220,909	—
Ore processed (tonnes)	31,966	—	31,966	—
Gold
Production (pre-commercial ounces)	8,625	—	8,625	—
Production (commercial ounces)	1,019	—	1,019	—
Feed grade (g/t)	11.75	—	11.75	—
Recovery rate (%)	90.9	—	90.9	—
Silver
Production (pre-commercial ounces)	333,878	—	333,878	—
Production (commercial ounces)	50,751	—	50,751	—
Feed grade (g/t)	515.88	—	515.88	—
Recovery rate (%)	86.0	—	86.0	—

Financial (millions of US Dollars)
Capital expenditures
Sustaining and other	$—	$—	$—	$—
Expansionary	$11.4	$42.2	$58.6	$76.7
Exploration	$3.4	$2.5	$4.9	$3.2

Commercial production begun at Cerro Moro on June 26, 2018, following a first gold and silver doré pour on May 15, 2018. The decision to declare commercial production was based on several quantitative and qualitative factors, including the sustainability of mining, throughput rates and metal recoveries above certain levels, and grades at least consistent with mine plan.  At the time of commercial production, throughput had been consistent at rates well above seventy per cent of capacity, recoveries for gold and silver had been consistently above ninety per cent of design, with grades, mining rates, and development rates consistent with the mine plan.

Cerro Moro is expected to deliver on 2018 production guidance, with increased throughput and grades in the fourth quarter relative to the plan, resulting in the majority of the expected 2018 production of 85,000 ounces of gold and 3,750,000 ounces of silver to be produced in the second half of the year. Final construction costs for Cerro Moro incurred in the six months to June 30 were $58.6 million, in line with guidance.

With the declaration of commercial production, focus has turned to operational optimization to initially achieve production this year of 85,000 ounces of gold and 3,750,000 ounces of silver. Presently, mill throughput rates at Cerro Moro are approximately 900 tonnes per day (90% of capacity), and gold and silver recoveries are 91% and 87%, respectively, (which are about 95% of design rates) and increasing toward design recoveries according to plan. The gravity circuit has been commissioned at the end of July, and is expected to further increase recoveries for both metals. Feed grades are in line with the mine plan. Additionally, development, and open pit and underground mining rates are aligned with plan.

Approximately 13,800 metres of drilling was completed at Cerro Moro in the second quarter of 2018 in line with plan. Focus was on discovering new inferred mineral resources and conversion of inferred mineral resources, with the majority of the work competed on the Veronica vein and on Escondida Far East and Escondida Far West. Successful results to date indicate drilling on these veins will likely lead to an increase in mineral resources at year end. Scout drilling was completed on several other near mine targets. Extensive surface work is ongoing to generate future targets for follow up drilling.

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OTHER MINES

GUALCAMAYO, ARGENTINA

Gualcamayo is an open pit, underground mine using heap leach processing in the province of San Juan, Argentina. As the Company has decided to focus its efforts on assets that are better aligned with its strategic objectives, Gualcamayo has been classified as an asset held for sale. However, the Company continues to consider other alternatives relating to delivering value for Gualcamayo.

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018 (ii)	2017
Ore mined (tonnes)	856,994	1,537,536	1,892,848	3,256,131
Waste mined (tonnes)	1,728,610	3,276,428	3,247,344	6,635,862
Ore processed (tonnes)	879,800	1,958,633	1,939,200	3,578,177
Gold
Production (ounces)	24,094	37,363	47,940	75,091
Sales (ounces)	23,690	38,235	49,557	76,431
Feed grade (g/t)	1.79	0.89	1.57	1.00
Recovery rate (%)	43.4	55.7	45.2	56.6
Total cost of sales per gold ounce sold	$1,215	$1,568	$1,308	$1,360
Co-product cash costs per gold ounce produced (i)	$944	$1,002	$933	$906
All-in sustaining co-product costs per gold ounce produced (i)	$1,034	$1,026	$1,026	$933

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of this MD&A.

(ii)	Only $8.7 million of DDA on processed inventory sold during the six months was recorded. DDA in respect of the period is nil as Gualcamayo is an asset held for sale.

Gold production at Gualcamayo was in line with expectations. Second quarter production reflects higher gold grades and lower processing rates, as anticipated in the right-sizing plans at Gualcamayo which are continuing. Higher production is expected for the second half of 2018, with a total expected production for the full year now expected at 100,000 ounces. Recovery rates reflect the lower-grade ore placed on the leach pad in prior quarters. Costs were lower than expected and lower or in line compared to the second quarter of 2017.

With the depletion of the oxide mineable inventory in the medium-term, and near mine and district exploration prospects requiring additional time to explore and develop, the Company concluded that the best option was to right-size the operation in an effort to maximize mine cash flows through the remainder of the oxide reserve life. This includes an eventual depletion of the reserves after a three-year mine life that now contemplates an average annual production of between 90,000 to 100,000 gold ounces. However, exploration efforts continue at Target D and at other district targets with the objective to increase the mine life of the heap leach operation.

The Company believes Gualcamayo offers significant optionality, mostly based on several more years of production and opportunities for new discoveries for oxide ores, which would be processed through existing facilities. There are several oxide prospects although these will take time to explore, particularly as the mine is located in a mountainous region with challenging terrain. Further, the Company has already identified a multi-million ounce sulphide area, the Deep Carbonates Project ("DCP"), which demonstrates significant potential for increases in its size and scale. This too, will require a further exploration effort.

A sale, if any, should recognize this optionality. However, the Company is committed to pursuing these opportunities on its own should such sale not occur.

Approximately 7,300 metres of drilling was completed at Gualcamayo in the second quarter of 2018 as planned. The majority of work was focused on testing targets with potential to expand current known inferred mineral resources at Target D. Regional work being completed has identified several interesting opportunities for follow up work in the third quarter. In addition to the re-start of drilling in the DCP project aimed to extend the mineralization of the SW orebody, which is open at depth and strike.

5.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

CONSTRUCTION AND DEVELOPMENT

The following highlights key updates during the second quarter of 2018, in respect to certain of the Company's development projects.

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CHAPADA, BRAZIL

The Company continues to advance its exploration program with the objective of identifying higher-grade copper and gold opportunities that are near to the Chapada mine, completing infill drilling of the Sucupira and Baru deposits, which would lead to a pit expansion, and advancing district scale targets. Mineralization has been identified along a 15-kilometre trend with numerous prospective areas under consideration for further drilling. An exploration update with additional details was released concurrently with this document on July 26, 2018. Infill drilling in the Baru area is expected to reduce stripping ratios for the Sucupira deposit and drilling on oxide mineralization, such as Hidrotermalito, brings to bear the potential for heap leaching opportunities. Additionally, there are significant near mine sulphide targets that the Company is pursuing to supplement the existing mine plan. Notwithstanding the focus on the exploration potential to discover higher-grade copper and gold areas, the Company has also advanced numerous projects that are expected to further enhance returns from the Chapada mine.

To this end, the Company has completed studies and evaluations on several of the development opportunities at Chapada. These opportunities range in scope from plant optimization initiatives to enhance copper and gold recoveries, to plant expansions to bring forward cash flows, and pit wall pushbacks to expose higher-grade zones. The completed study work included third party review of capital estimates and the inclusion of a significant contingency. The study results justify progressing the opportunities to the next stage(s) of evaluation and development.

Given the nature of the opportunities, the projects can be considered on their own or as part of a phased development plan. This flexibility in approach allows the Company to balance the maximization of value at Chapada, with the allocation of capital across the broader Company portfolio. Primary, however, is that the Company’s development opportunities are to be managed within the framework of the balance sheet objectives.

The Company is outlining the opportunities, such as how it envisages their phasing, the expected production benefit, estimates for capital expenditures, and approximate timing based on the current level of engineering and logistical factors such as permitting.

The Phase 1- Plant Optimization Work with expected recovery improvements in the range of 2% for both metals, has been approved with associated capital expenditures estimated at $9 million. The Company has begun to prioritize engineering for long lead-time equipment for Phase 1, which is on track for completion mid-2019.

Engineering is being advanced for Phases 2 and 3, an expansion of the Chapada mill, and pushback of the Chapada pit wall to expose higher grade Sucupira ores, respectively. While review of these projects is progressing through the evaluation process, importantly, the Company does not anticipate the allocation of expansionary capital for these projects before 2021. The feasibility study on Phase 2 is progressing and infill drilling completed in June, will also support the ongoing feasibility study.

Based on the work completed to date, the Company estimates the phased plan will provide the foundation to sustain annual production in the range of 100,000 to 110,000 ounces of gold (not including contributions to gold production from identified higher grade areas of Suruca, which is a gold-only ore body) and 150 to 160 million pounds of copper until at least 2034, and represents an opportunity to deliver significant cash flow increases and cash flow returns on invested capital. This represents an increase to the production outlook, as recently disclosed in the Chapada NI 43-101 Technical Report dated March 21, 2018. Further project details are expected to be available in early 2019 with the completion of the Feasibility Study. A development decision for Phase 2 is expected to follow in 2020.

Suruca - Gold-Only Oxide and Sulphide Development Opportunity

Concurrent with the multi-phase plan for Chapada, development of the gold-only Suruca oxides deposit continues to be evaluated as a standalone heap leach operation for which a feasibility study has been completed, and separately as part of an integrated plan with the sulphide mineralization. The integrated scenario includes processing of the oxides through a heap leach and processing of the gold-only sulphides through a CIL plant.  Evaluation of the integrated option is progressing, including an exploration program designed to test known extensions of the sulphide mineralization. The Company expects to continue this exploration program through 2019. Results from the 2017 program and initial drilling as part of the 2018 program are showing extensions of the sulphide deposit to the west and in select, previously undrilled areas along the east flank of the deposit.

Under evaluation is a CIL plant with processing capacity of 8 to 13 million tonnes per year (“ktpd”), which would add meaningfully to gold production in the broader Chapada complex. Suruca, either the standalone oxide or sulphide ore bodies, or the integrated scenario, is under consideration as a gold-only opportunity independently of the other opportunities at the main Chapada operations.

CANADIAN MALARTIC (50% interest), CANADA

The Canadian Malartic Extension Project is continuing according to plan and on budget. Of the total planned expansionary capex of $52 million (on a 50% basis) for 2018, approximately $37.0 million (on a 50% basis) is earmarked for the extension project of which, $11.3 million has been

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spent to date. Work is primarily focused on the highway 117 road deviation, pit preparation and tailings expansion. Blending from the Barnat higher-grade ore for production is expected to begin in late 2019 with more significant contributions in 2020.

OTHER OPTIMIZATION AND MONETIZATION INITIATIVES

A number of project re-evaluations are underway with a goal of surfacing value from non-strategic or non-producing assets including Agua Rica, Suyai, La Pepa and Don Sixto, all of which have well-defined delineated mineral reserves and/or mineral resources.  Notable progress relating to some of these initiatives include, but are not limited to the following:

AGUA RICA, ARGENTINA

The Company continues to advance its alternatives for the development of the Agua Rica project.  These alternatives include technical work and analysis for project development options for Agua Rica, as well as the review and consideration of various strategic alternatives, all in an effort to advance the project and surface value.  In terms of the technical reviews, considerable effort has been undertaken to advance the two development scenarios, one a large-scale open pit integrated operation and the other an initially smaller scale but scalable standalone operation.  The large-scale open pit scenario contemplates an integration with the neighboring Alumbrera mine in which the Company holds a 12.5% interest. Under this scenario, the Company projects a mine life in excess of 22 years at average annual production levels of approximately 440 million pounds of copper, 109 thousand ounces of gold, 14 million pounds of molybdenum and 1.6 million ounces of silver for the first 10 years post ramp up.  The smaller scale standalone scenarios being considered include an open pit mine, and underground mine and a combined open pit and underground mine with the focus now being on various throughput options for an open pit mine.  A feasibility study update was completed for the open pit scenario in 2016 and, as such, this scenario is technically advanced and development ready. Technical studies continue to advance the lower throughput standalone scenarios towards completion of a preliminary economic assessment in 2018 and a pre-feasibility study in 2019. These studies will be completed concurrently with the review of the various strategic alternatives. The Company sees the lower throughput standalone underground and combined scenario as a compelling development opportunity, notably on account of the marked decrease in development capital while still maintaining the longer term optionality for a large-scale open pit operation in due course.

AGUA DE LA FALDA, CHILE (56.7%)

The Company continues to pursue strategic and monetization initiatives for the 56.7% held Agua De La Falda joint venture with Codelco, located in northern Chile.  The historical Jeronimo Feasibility Study focused on maximizing production from the sulfide deposits. The Company completed the study of a low capital start-up project based on the remaining oxide inventory with positive results, and is evaluating exploration plans on the highly prospective claims surrounding the mine.  Agua De La Falda has installed processing capacity and infrastructure.

SUYAI, ARGENTINA

The Company previously completed a scoping study that evaluated two options for ore processing, both of which provide favourable project economics. The first considered the construction of a carbon-in-leach ("CIL") processing facility for the on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a very high grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

In light of the foregoing, the Company is continuing to consider the alternatives of a development plan and other strategic alternatives for the project. While this level of study is at a scoping level, extensive work has been performed over a considerable period of time. As such, the scoping study can be advanced to a feasibility study and the project can be developed very rapidly. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial advisor has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

MONUMENT BAY, CANADA

The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

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The goals of the 2018 exploration program at Monument Bay are:

•	Testing high priority targets near the Twin Lakes deposit,

•	Testing regional targets, and

•	Developing new drill targets for 2019 through surface exploration.

In the first six months of 2018, approximately 10,560 metres of drilling were completed on the Monument Bay project. The main focus was testing targets near the Twin Lakes deposit and testing regional targets. In addition, during the first six months of 2018, a new geological interpretation of the deposit was formed and is expected to form the basis for an updated block model and mineral resource estimate. Ground work is continuing and generating prospects for follow up testing in 2019.

EXPLORATION

Exploration on the most prospective properties is a key to unlocking and creating value for shareholders. The 2018 exploration program focuses on finding higher quality ounces, improving mine grade, infill drilling to replace production by upgrading existing mineral resources, and exploring the Yamana property portfolio for new exploration targets. For exploration updates relating to operating mines during the year, refer to Section 4: Operating Segments Performance of this MD&A. The following is a summary of the exploration and evaluation expenditures for the current and comparative periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2018	2017	2018	2017
Exploration and evaluation capitalized (i)	$19.3	$24.5	$36.2	$41.7
Exploration and evaluation expensed (ii)	3.2	5.3	7.0	9.4
Total exploration and evaluation expenditures	$22.5	$29.8	$43.2	$51.1

(i)
Capitalized exploration and evaluation costs are reflected in property, plant and equipment in the Condensed Consolidated Interim Balance Sheets as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the Condensed Consolidated Interim Statements of Operations for the period.

6.    FINANCIAL CONDITION AND LIQUIDITY

BALANCE SHEET REVIEW

As at, (In millions of US Dollars)	June 30, 2018	December 31, 2017
Cash and cash equivalents	$114.4	$148.9
Current assets (including cash and cash equivalents)	638.7	839.4
Non-current assets	7,591.0	7,923.9
Total assets	$8,229.7	$8,763.3
Current liabilities (excluding current portion of debt)	610.3	670.7
Non-current liabilities (excluding long-term debt)	1,755.8	1,787.6
Debt (current and long-term)	1,698.3	1,857.7
Total liabilities	$4,064.4	$4,316.0
Total shareholders' equity	4,130.6	4,313.4
Non-controlling interests (i)	34.7	133.9
Total equity	$4,165.3	$4,447.3

Working capital (ii)	$27.3	$58.7
Net debt (iii)	$1,583.9	$1,708.8

(i)
During the three months ended June 30, 2018, the Company completed an arrangement with Fomento Minero de Santa Cruz S.E. ("FOMICRUZ") pursuant to which FOMICRUZ is entitled to certain subordinated shares in the legal entity which owns Cerro Moro. These subordinated shares entitle FOMICRUZ to a 5% interest in future dividends after the Company's investment in Cerro Moro, which includes construction and development along with acquisition costs, has been recovered in full. As part of the arrangement and as further consideration to the Company, the right to use the land related to the Bahía Laura properties, a significant land package to the west and south west of Cerro Moro, was obtained at an approximate value of $16.0 million.

(ii)	Working capital is defined as the excess of current assets over current liabilities, which includes the current portion of long-term debt and assets and liabilities held for sale.

(iii)
A cautionary note regarding non-GAAP financial measures and their respective reconciliations, as well as additional subtotals in financial statements is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

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Total assets were $8.2 billion as at June 30, 2018, 6% lower than as at December 31, 2017, primarily attributable to assets sold during the period partly offset by amounts capitalized in the period arising from the ongoing construction of the Cerro Moro mine in Argentina. The Company’s asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and previous growth through acquisitions. Other significant assets include inventories, indirect taxes recoverable (consisting of value added taxes in the jurisdictions in which the Company operates), advances and deposits, and cash and cash equivalents.

Total liabilities as at June 30, 2018 were $4.1 billion, lower by 6% from December 31, 2017, primarily attributable to lower debt.

Cash and cash equivalents were $114.4 million as at June 30, 2018, compared to $148.9 million as at December 31, 2017. Working capital was $27.3 million as at June 30, 2018, compared to $58.7 million as at December 31, 2017.

Working capital movement for the second quarter was a cash outflow of $55.1 million. Working capital was impacted predominantly by Cerro Moro, as anticipated, as the mine had a one-time operational inventory buildup of approximately $26.3 million. This inventory buildup is related to the stockpile, materials and supplies, metal in circuit and finished goods. The remainder of the movement in working capital is associated with:

•	timing of regular trade payments for the Company's operating mines;

•	timing of receipt of cash on concentrate sales;

•	material and supplies movements at certain of the Company's mines, including Canadian Malartic; and

•	temporary indirect tax credit build-up at certain of the Company's operations

The Company also has $151.0 million in stockpile inventory classified as other non-current assets as it is not expected to be processed within one year, but is readily available for processing. As aforementioned, the Company expects its net cash position and working capital to increase in 2018.

Total debt was $1.70 billion as at June 30, 2018, compared to $1.86 billion as at December 31, 2017. Net debt as at June 30, 2018 was $1.58 billion or 7% lower, compared to $1.71 billion as at December 31, 2017. Following the early redemption of the 2019 notes and the 2018 maturities, the Company's next scheduled maturity fixed rate debt is not until March 2020. Based on its current credit rating, the Company expects that it can refinance the existing long-term debt in similar or more favourable terms to support the execution of the Company's business strategy.

LIQUIDITY

Planned growth, development activities, expenditures and commitments are expected to be sufficiently funded by working capital, recent monetization and financing transactions, future operating cash flows and available credit facilities.

As at June 30, 2018, the financial resources available to the Company in meeting its financial obligations include its positive working capital of $27.3 million and $765.0 million from its revolving credit facility. The Company will, from time to time, repay balances outstanding on its revolving credit with operating cash flow and cash flow from other sources. Additionally, the Company intends to renew the credit facility either before or upon maturity in June 2023.

For the three months ended June 30, 2018, cash flows from operating activities were $102.4 million and are expected to remain positive and increase in the foreseeable future. The Company expects its cash flows from operations will increase organically, subject to prevailing metal prices, in the following quarters. Refer to Section 7: Economic Trends, Business Risks and Uncertainties of this MD&A for a detailed discussion of market price risk.

The Company’s near-term financial obligations include repayment obligations within one year of long-term debt of $1.1 million, construction and service contract commitments of $374.4 million, and sustaining capital expenditures of approximately $80.0 million for the remainder of 2018. The Company budgets for expansionary and exploration capital expenditures, however these expenditures are discretionary in nature, allowing management a reasonable degree of flexibility in managing its financial resources. Further information with regards to sustaining capital expenditures can be found in the Section 1: Highlights and Relevant Updates of this MD&A and commitments by year can be found below.

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The Company's continuous commitment to balance sheet and cost improvement will further strengthen its financial position, and is highlighted by the following initiatives completed or expected in 2018:

•	The extension of the revolving credit facility to June 2023 from September 2021, was completed in June 2018 at terms substantially similar to those existing.

•	The completion of the previously announced sale of its 50% indirect interest in certain jointly owned exploration properties of the Canadian Malartic Corporation for cash proceeds of $162.5 million;

•
The early redemption of $181.5 million of the 6.97% senior notes due December 2019, which extended the tenor of the Company's fixed term profile at lower average interest rates and improved financial flexibility.

•	The receipt of $125.0 million from the copper advanced sales program in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019.

•
Although the Brio transaction does not bring immediate cash, the investment in the combined entity will create an impressive mid-tier gold producer with assets in two excellent jurisdictions, a strong production platform, built-in potential for growth and a proven management team well positioned to deliver future value increases. This investment provides the Company with a significant monetization potential.

•	Pursuing alternatives to maximize value at Gualcamayo, in parallel with advancing monetization efforts.

Additionally, through the planned completion of the Cerro Moro mine resulting in lower capital expenditures and expected step-change in cash flow beginning in 2018 and more significantly in 2019, the Company is well positioned to drive a reduction in net debt and manage its debt repayments.

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows for the following periods:

	For the three months ended June 30,		For the six months ended June 30,
(In millions of US Dollars)	2018	2017	2018	2017
Cash flows from operating activities	$102.4	$124.6	$225.2	$175.8
Cash flows from operating activities before net change in working capital (i)	$157.5	$122.8	$364.1	$239.9
Cash flows used in investing activities	$(135.2)	$(139.1)	$(120.6)	$(267.8)
Cash flows (used in)/from financing activities	$(3.1)	$45.2	$(145.9)	$130.3

(i)	A cautionary note regarding non-GAAP financial measures is included in Section 10: Non-GAAP Financial Measures and Additional Subtotals in Financial Statements of this MD&A.

Operating Activities

Cash flows from operating activities for the three months ended June 30, 2018 were $102.4 million, compared to $124.6 million for the three months ended June 30, 2017. Cash flows from operating activities before net change in working capital for the three months ended June 30, 2018 were $157.5 million, compared to $122.8 million for the three months ended June 30, 2017, which increased mainly due to higher revenue at lower costs.

Investing Activities

Cash flows used in investing activities were $135.2 million for the three months ended June 30, 2018, compared to $139.1 million for the three months ended June 30, 2017. The net cash outflows resulted from the cash capital expenditures mainly from the continued development of Cerro Moro and Canadian Malartic. Total capital expenditures for the three months ended June 30, 2018, were $104.0 million, compared to capital expenditures of $139.0 million for the same period in 2017.

Financing Activities

Cash flows used in financing activities were $3.1 million for the three months ended June 30, 2018, compared to inflows of $45.2 million for the three months ended June 30, 2017. Cash flows used in financing activities in the quarter represent the net impact of draw downs and repayments on the revolving facility and the payment of interest on term debt. The inflows in the comparative quarter arose primarily from proceeds received from the Brio Gold private placement in June 2017.

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CAPITAL RESOURCES
The capital of the Company consists of items included in shareholders’ equity, and debt obligations net of cash and cash equivalents as follows:

As at (In millions of US Dollars)	June 30, 2018	December 31, 2017
Shareholders’ equity	$4,165.3	$4,447.3
Debt	1,698.3	1,857.7
	5,863.6	6,305.0
Less: Cash and cash equivalents	(114.4)	(148.9)
	$5,749.2	$6,156.1

In order to maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities, and operating and capital commitments at June 30, 2018, shown on an undiscounted basis:

(In millions of US Dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$1.1	$85.5	$192.7	$1,431.9	$1,711.2
Interest	79.7	154.7	139.7	92.6	466.7
Mine operating/construction and service contracts and other	374.4	364.7	53.9	—	793.0
Decommissioning, restoration and similar liabilities	12.1	35.7	75.8	451.5	575.1
	$467.3	$640.6	$462.1	$1,976.0	$3,546.0

(i)
Additionally, as at June 30,2018, the Company had outstanding letters of credit in the amount of $63.4 million (C$83.3 million) representing guarantees for reclamation obligations and road construction relating to the Company’s share of mining interest in Canadian Malartic.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. The table below summarizes the Company's common shares and securities convertible into common shares as at the following dates:

As at	July 20, 2018	June 30, 2018
Common shares issued and outstanding	949,039	949,013
Share options outstanding	1,805	1,805
Restricted share units	2,568	2,564

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7.    ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business and global economic trends that could have a significant impact on its profitability and levels of operating cash flows.

The Company manages its exposure to these risks in accordance with its Risk Management Policy. Readers are also encouraged to read and consider the risk factors and related uncertainties in the Company’s Annual Information and Annual Management Discussion and Analysis for the year ended December 31, 2017. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements. There were no significant changes to those risks or to the Company's management of exposure during the three months ended June 30, 2018, except as noted below:

METAL PRICE RISK

$3.40
$3.20
$3.00
$2.80
$2.60
$2.40
$2.20
$2.00
Jul-16
Oct-16
Jan-17
Apr-17
Jul-17
Oct-17
Jan-18
Apr-18

Gold Price Two-Year Trend (LBMA p.m. price: USD per ounce of gold)      Copper Price Two-Year Trend (LME Cash: USD per pound of copper)

Gold Price - Market Update

For the quarter ended June 30, 2018, spot gold prices averaged $1,307 per ounce, representing an increase of 4%, compared to $1,259 per ounce in the second quarter of 2017. Prices ranged between $1,250 and $1,351 per ounce during the second quarter of 2018. As at June 30, 2018, the closing price was $1,250 per ounce.

Gold prices trended lower in the second quarter as the US Dollar strengthened on a global basis, US Treasury yields climbed and geopolitical tensions began to ease. The US Federal Reserve (“US Fed”) increased the US Fed Funds rate by 0.25% in June, as expected, and indicated two additional increases in 2018. Other central banks have also begun to tighten monetary policy and while higher interest rates may weigh on gold, the prospect of other central banks increasing rates should eventually temper US Dollar strength.

The amount of global debt added over the past several years is significant and the prospect of rising global interest rates may pose refinancing challenges, which may prove to be supportive for gold. Most governments continue to run fiscal deficits during this period of global economic expansion, which may ultimately leave them with limited flexibility when an economic contraction occurs. This should be a longer-term source of support for gold price.

Global ETF holdings reached a five-year high during the quarter before falling on the gold price pullback. Central banks continue to be net buyers with Russia, Turkey and Kazakhstan being the most notable from those who have reported purchases. In the short-term, gold prices are likely be driven by the changing sentiment as to the monetary policy path of the US Fed, developments on global trade and equity market performance.

Copper Price - Market Update

For the quarter ended June 30, 2018, spot copper prices averaged $3.12 per pound, representing an increase of 21%, compared to $2.57 per pound in the second quarter of 2017. Prices ranged between $3.01 and $3.33 per pound in the second quarter of 2018. As at June 30, 2018, the closing price was $3.01 per pound.

Copper prices were moderately stronger over the course of the quarter, primarily due to supply disruption fears, then moved sharply lower towards the end of the quarter. Copper prices succumbed to trade fears and the liquidation of speculative positions after speculators bought aggressively when copper moved higher. Over the medium to longer-term, copper prices should be supported, as the market is moving towards balance with supply growth slowing as fewer new mines are expected to begin operations.

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The Company currently uses forward and option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. As at June 30, 2018, the Company had 22.0 million pounds of copper forward contracts in place to August 2018 at an average sales price of $3.16 per pound.

CURRENCY RISK

US Dollar - Market Update

The following summarizes the movement in key currencies vis-à-vis the US Dollar (source: Bloomberg):

The Brazilian Real and Argentine Peso weakened against the US Dollar while the Canadian Dollar and Chilean Peso strengthened during the three and six months ended June 30, 2018. The US Fed increased the Fed Funds rate by 0.25% in June and indicated that they expect two additional increases during 2018. However, this will be dependent on economic growth and with other central banks beginning to increase rates this could lead to a weaker US Dollar.

	For the three months ended June 30,
	2018	2017	% (i)
Average Exchange Rate
USD-CAD	1.2906	1.3447	-4.0%
USD-BRL	3.607	3.2162	12.2%
USD-ARG	23.4999	15.7424	49.3%
USD-CLP	621.89	664.42	-6.4%

	For the six months ended June 30,
	2018	2017	% (i)
Average Exchange Rate
USD-CAD	1.2782	1.3343	-4.2%
USD-BRL	3.4304	3.1785	7.9%
USD-ARG	21.6486	15.7036	37.9%
USD-CLP	612.20	660.09	-7.3%

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	June 30, 2018	June 30, 2017	% (i)	December 31, 2017	% (i)
Period-end Exchange Rate
USD-CAD	1.3133	1.2964	1.3%	1.2571	4.5%
USD-BRL	3.8765	3.3082	17.2%	3.3085	17.2%
USD-ARG	28.9261	16.6278	74.0%	18.6232	55.3%
USD-CLP	654.35	663.90	-1.4%	615.44	6.3%

(i)	Positive variance represents the US Dollar increase in value relative to the foreign currency.

As at June 30, 2018, the Company had zero-cost collar contracts totalling R$360 million (R$ = Brazilian Reais) evenly split by month from July 2018 to June 2019, with Brazilian Real to US Dollar average call and put strike prices of R$3.15 and R$3.47 per US Dollar, respectively. These allow the Company to participate in exchange rate movements between those two strikes. The Company also had forward contracts totalling C$30 million (C$ = Canadian Dollars) evenly split by month from July 2018 to December 2018 with Canadian Dollar to US Dollar forward rates of C$1.25 per US Dollar.

8.    CONTINGENCIES

Litigation and Claims

The Company is currently subject to litigation proceedings as disclosed in Note 22: Contingencies to the Company's Condensed Consolidated Interim Financial Statements, and may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favorably, it may have a material adverse impact on the Company's financial condition, cash flow and results of operations.

9.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of Preparation

The Company's Condensed Consolidated Interim Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34"). The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2018 are consistent with those applied in the Company’s consolidated financial statements for the year ended December 31, 2017, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2018. Those new and amended IFRSs that had a significant impact on the Company’s Condensed Consolidated Interim Financial Statements are described in Note 3: Recent Accounting Pronouncements to the Company's Condensed Consolidated Interim Financial Statements.

Critical Judgements and Estimates

In preparing the Condensed Consolidated Interim Financial Statements in accordance with IAS 34, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.
The critical judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were consistent with those disclosed in Note 4: Critical Judgements and Estimation Uncertainties to the Company's Consolidated Financial Statements for the year ended December 31, 2017, except for those related to revenue recognition and the determination of the commencement of commercial production at the Cerro Moro mine, which are disclosed in Note 5: Revenue and Note 2: Basis of Preparation and Presentation, respectively, to the Company's Condensed Consolidated Interim Financial Statements.

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10.    NON-GAAP FINANCIAL MEASURES AND ADDITIONAL SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	Co-product cash costs per pound of copper produced;

•	All-in sustaining costs per ounce produced on a co-product and by-product basis, for gold and silver;

•	All-in sustaining co-product costs per pound of copper produced;

•	Net debt;

•	Net free cash flow;

•	Average realized price per ounce of gold/silver sold; and

•	Average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

For definitions and descriptions of the non-GAAP measures reconciled below and additional subtotals in financial statements, refer to Section 14: Non-GAAP Financial Measures and Additional Line Items or Subtotals in Financial Statements of the Company's MD&A for the year ended December 31, 2017.

CASH COSTS AND ALL-IN SUSTAINING COSTS

Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

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i)	Reconciliation of Cost of Sales per the Consolidated Financial Statements to Co-Product Cash Costs and Co-Product AISC, and By-Product Cash Costs and By-Product AISC:

Co-product Cash Cost & AISC	For the three months ended June 30, 2018				For the three months ended June 30, 2017				For the six months ended June 30, 2018				For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi) (vii)	Total Copper	Total (incl. Brio Gold)	Total Gold (incl. Brio Gold)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$234.1	$185.7	$9.8	$38.6	$261.0	$207.8	$12.2	$41.0	$493.3	$392.2	$20.0	$81.1	$499.0	$394.1	$24.0	$80.9
DDA	93.8	81.0	5.2	7.6	111.9	99.5	5.3	7.1	198.1	170.9	9.8	17.4	217.9	194.9	10.2	12.8
Total cost of sales	$327.9	$266.7	$15.0	$46.2	$372.9	$307.3	$17.5	$48.1	$691.4	$563.1	$29.8	$98.5	$716.9	$589.0	$34.2	$93.7
DDA	(93.8)	(81.0)	(5.2)	(7.6)	(111.9)	(99.5)	(5.3)	(7.1)	(198.1)	(170.9)	(9.8)	(17.4)	(217.9)	(194.9)	(10.2)	(12.8)
Inventory movement	(3.3)	(5.2)	—	1.9	(3.7)	(6.4)	1.2	1.5	(9.5)	(9.1)	(0.4)	—	2.4	(2.5)	0.6	4.3
Treatment and refining charges (ii)	7.1	1.0	—	6.1	7.9	1.1	—	6.8	16.4	2.4	—	14.0	15.9	2.3	0.1	13.5
Commercial and other costs	(0.6)	(0.1)	—	(0.5)	(0.2)	—	—	(0.2)	(0.9)	(0.2)	—	(0.7)	(0.8)	(0.2)	—	(0.6)
Overseas freight for Chapada concentrate	(2.9)	(0.6)	—	(2.3)	(2.9)	(0.6)	—	(2.3)	(5.6)	(1.1)	—	(4.5)	(5.1)	(1.0)	—	(4.1)
Total co-product cash cost	$234.4	$180.8	$9.8	$43.8	$262.1	$201.9	$13.4	$46.8	$493.7	$384.2	$19.6	$89.9	$511.4	$392.7	$24.7	$94.0
G&A, excl., shared-based compensation (iii)	16.6	15.5	0.8	0.3	22.5	18.1	1.0	3.4	36.4	34.3	1.6	0.5	44.3	35.5	1.9	6.9
Sustaining capital expenditures (iv)	43.5	34.4	2.2	6.9	46.7	36.6	3.8	6.3	83.2	68.8	4.0	10.4	97.7	75.5	6.8	15.4
Exploration and evaluation expense (iii)	2.7	2.2	0.1	0.4	5.3	3.9	0.3	1.1	5.7	4.8	0.2	0.7	9.5	7.0	0.6	1.9
Total co-product AISC	$297.2	$232.9	$12.9	$51.4	$336.6	$260.5	$18.5	$57.6	$619.0	$492.1	$25.4	$101.5	$662.9	$510.7	$34.0	$118.2
Commercial oz and lb produced		265,949	925,450	31,126,546		288,831	1,323,399	29,096,220		535,407	1,824,711	61,523,131		555,016	2,402,507	55,616,085
Commercial oz and lb sold		259,646	925,420	29,220,621		278,187	1,255,538	25,179,995		530,578	1,898,677	59,473,483		546,103	2,349,435	50,383,602
Cost of sales excl. DDA per oz and lb sold			$10.54	$1.32		$747	$9.73	$1.63			$10.53	$1.36		$722	$10.23	$1.61
DDA per oz and lb sold			$5.66	$0.26		$358	$4.19	$0.28			$5.14	$0.29		$357	$4.35	$0.25
Total cost of sales per oz and lb sold		$1,027	$16.20	$1.58		$1,105	$13.92	$1.91		$1,061	$15.67	$1.66		$1,079	$14.58	$1.86
Co-product cash cost per oz and lb produced			$10.58	$1.41		$699	$10.19	$1.61			$10.73	$1.46		$708	$10.26	$1.69
Co-product AISC per oz and lb produced			$14.03	$1.65		$902	$14.04	$1.84			$13.93	$1.65		$920	$14.12	$1.98

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Co-product Cash Cost & AISC	For the three months ended June 30, 2018					For the three months ended June 30, 2017					For the six months ended June 30, 2018					For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)	Total Gold	Brio Gold (pre-sale)	Total Gold - Yamana (incl.Gualcamayo)	Gualcamayo Gold	Total Gold - Yamana Mines (v)
Cost of sales excluding DDA (i)	$185.7	$(25.7)	$160.0	$(25.8)	$134.2	$207.8	$(37.1)	$170.7	$(43.6)	$127.1	$392.2	$(73.9)	$318.3	$(48.5)	$269.8	$394.1	$(77.8)	$316.3	$(73.5)	$242.8
DDA	81.0	(3.3)	77.7	(2.9)	74.8	99.5	(11.6)	87.9	(16.3)	71.6	170.9	(9.9)	161.0	(16.3)	144.7	194.9	(25.4)	169.5	(30.5)	139.0
Total cost of sales	$266.7	$(29.0)	$237.7	$(28.7)	$209.0	$307.3	$(48.7)	$258.6	$(59.9)	$198.7	$563.1	$(83.8)	$479.3	$(64.8)	$414.5	$589.0	$(103.2)	$485.8	$(104.0)	$381.8
DDA	(81.0)	3.3	(77.7)	2.9	(74.8)	(99.5)	11.6	(87.9)	16.3	(71.6)	(170.9)	9.9	(161.0)	16.3	(144.7)	(194.9)	25.4	(169.5)	30.5	(139.0)
Inventory movement	(5.2)	—	(5.2)	3.2	(2.0)	(6.4)	(0.8)	(7.2)	6.1	(1.1)	(9.1)	—	(9.1)	3.7	(5.4)	(2.5)	(2.8)	(5.3)	5.5	0.2
Treatment and refining charges (ii)	1.0	—	1.0	—	1.0	1.1	—	1.1	—	1.1	2.4	—	2.4	—	2.4	2.3	—	2.3	—	2.3
Commercial and other costs	(0.1)	—	(0.1)	—	(0.1)	—	—	—	—	—	(0.2)	—	(0.2)	—	(0.2)	(0.2)	—	(0.2)	—	(0.2)
Overseas freight for Chapada Conc.	(0.6)	—	(0.6)	—	(0.6)	(0.6)	—	(0.6)	—	(0.6)	(1.1)	—	(1.1)	—	(1.1)	(1.0)	—	(1.0)	—	(1.0)
Total co-product cash cost	$180.8	$(25.7)	$155.1	$(22.6)	$132.5	$201.9	$(37.9)	$164.0	$(37.5)	$126.5	$384.2	$(73.9)	$310.3	$(44.8)	$265.5	$392.7	$(80.6)	$312.1	$(68.0)	$244.1
G&A, excl., shared-based compensation (iii)	15.5	(2.7)	12.8	(0.1)	12.7	18.1	(4.2)	13.9	(3.9)	10.0	34.3	(7.9)	26.4	(0.1)	26.3	35.5	(7.6)	27.9	0.1	28.0
Sustaining capital expenditures (iv)	34.4	(4.8)	29.6	(2.0)	27.6	36.6	(5.7)	30.9	(1.9)	29.0	68.8	(9.8)	59.0	(4.3)	54.7	75.5	(12.9)	62.6	(2.1)	60.5
Exploration and evaluation expense (iii)	2.2	(0.3)	1.9	—	1.9	3.9	(0.2)	3.7	(0.1)	3.6	4.8	(0.7)	4.1	—	4.1	7.0	(0.4)	6.6	—	6.6
Total co-product AISC	$232.9	$(33.5)	$199.4	$(24.7)	$174.7	$260.5	$(48.0)	$212.5	$(43.4)	$169.1	$492.1	$(92.3)	$399.8	$(49.2)	$350.6	$510.7	$(101.5)	$409.2	$(70.0)	$339.2
Commercial oz and lb produced			238,533		214,439			244,608		207,245			461,934		413,994			460,254		385,163
Commercial oz and lb sold			235,457		211,767			236,050		197,815			459,825		410,268			453,731		377,300
Cost of sales excl. DDA per oz and lb sold			$680		$634			$723		$643			$692		$658			$697		$644
DDA per oz and lb sold			$330		$353			$372		$362			$350		$353			$374		$369
Total cost of sales per oz and lb sold			$1,010		$987			$1,096		$1,004			$1,042		$1,010			$1,071		$1,012
Co-product cash cost per oz and lb produced			$651		$618			$671		$611			$672		$641			$678		$634
Co-product AISC per oz and lb produced			$837		$815			$869		$816			$865		$847			$889		$881

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Co-product Cash Cost & AISC	For the three months ended June 30, 2018			For the three months ended June 30, 2017				For the six months ended June 30, 2018			For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Chapada Total (vii)	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper	Chapada Total	Chapada Gold	Chapada Copper	Chapada Total	Chapada Gold	Chapada Silver	Chapada Copper
Cost of sales excluding DDA (i)	$47.0	$8.4	$38.6	$49.9	$8.7	$0.2	$41.0	$98.6	$17.5	$81.1	$98.6	$17.3	$0.4	$80.9
DDA	9.0	1.8	7.2	8.6	1.7	—	6.9	20.7	4.1	16.6	15.3	3.0	0.1	12.2
Total cost of sales	$56.0	$10.2	$45.8	$58.5	$10.4	$0.2	$47.9	$119.3	$21.6	$97.7	$113.9	$20.3	$0.5	$93.1
DDA	(9.0)	(1.8)	(7.2)	(8.6)	(1.7)	—	(6.9)	(20.7)	(4.1)	(16.6)	(15.3)	(3.0)	(0.1)	(12.2)
Inventory movement	2.3	0.4	1.9	1.9	0.4	—	1.5	—	—	—	5.4	1.1	—	4.3
Treatment and refining charges (ii)	7.1	1.0	6.1	8.0	1.2	—	6.8	16.4	2.4	14.0	15.9	2.3	0.1	13.5
Commercial and other costs	(0.6)	(0.1)	(0.5)	(0.2)	—	—	(0.2)	(0.9)	(0.2)	(0.7)	(0.8)	(0.2)	—	(0.6)
Overseas freight for Chapada Conc.	(2.9)	(0.6)	(2.3)	(2.9)	(0.6)	—	(2.3)	(5.6)	(1.1)	(4.5)	(5.1)	(1.0)	—	(4.1)
Total co-product cash cost	$52.9	$9.1	$43.8	$56.7	$9.7	$0.2	$46.8	$108.5	$18.6	$89.9	$114.0	$19.5	$0.5	$94.0
G&A, excl., shared-based compensation (iii)	0.4	0.1	0.3	0.4	0.1	—	0.3	0.6	0.1	0.5	0.4	0.1	—	0.3
Sustaining capital expenditures (iv)	8.6	1.7	6.9	7.7	1.5	—	6.2	13.0	2.6	10.4	19.1	3.7	0.1	15.3
Exploration and evaluation expense (iii)	0.5	0.1	0.4	0.5	0.1	—	0.4	0.9	0.2	0.7	0.9	0.2	—	0.7
Total co-product AISC	$62.4	$11.0	$51.4	$65.3	$11.4	$0.2	$53.7	$123.0	$21.5	$101.5	$134.4	$23.5	$0.6	$110.3
Commercial oz and lb produced		30,329	31,126,546		25,404	57,022	29,096,220		53,082	61,523,131		44,493	112,948	55,616,085
Commercial oz and lb sold		28,931	29,220,621		19,317	45,748	25,179,995		52,574	59,473,483		40,723	69,607	50,383,602
Cost of sales excl. DDA per oz and lb sold		$290	$1.32		$452	$3.90	$1.63		$334	$1.36		$425	$5.07	$1.61
DDA per oz and lb sold		$62	$0.25		$87	$0.75	$0.27		$79	$0.28		$74	$0.88	$0.24
Total cost of sales per oz and lb sold		$352	$1.57		$539	$4.65	$1.90		$412	$1.64		$498	$5.95	$1.85
Co-product cash cost per oz and lb produced		$301	$1.41		$381	$3.75	$1.61		$351	$1.46		$438	$3.72	$1.69
Co-product AISC per oz and lb produced		$364	$1.65		$448	$4.36	$1.84		$406	$1.65		$528	$4.44	$1.98

Co-product Cash Cost & AISC	For the three months ended June 30, 2018				For the three months ended June 30, 2017				For the six months ended June 30, 2018				For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold	El Peñón Total	El Peñón Gold	El Peñón Silver	Malartic Gold
Cost of sales excluding DDA (i)	$42.9	$33.1	$9.8	$50.2	$39.8	$28.6	$11.2	$47.2	$89.3	$69.3	$20.0	$98.0	$77.0	$55.0	$22.0	$83.7
DDA	22.4	17.3	5.1	36.1	17.0	12.3	4.7	34.4	43.1	33.5	9.6	66.9	32.8	23.7	9.1	66.2
Total cost of sales	$65.3	$50.4	$14.9	$86.3	$56.8	$40.9	$15.9	$81.6	$132.4	$102.8	$29.6	$164.9	$109.8	$78.7	$31.1	$149.9
DDA	(22.4)	(17.3)	(5.1)	(36.1)	(17.0)	(12.3)	(4.7)	(34.4)	(43.1)	(33.5)	(9.6)	(66.9)	(32.8)	(23.7)	(9.1)	(66.2)
Inventory movement	(0.4)	(0.4)	—	(0.5)	3.1	2.0	1.1	(2.6)	(3.2)	(2.8)	(0.4)	(1.1)	1.7	1.2	0.5	0.6
Total co-product cash cost	$42.5	$32.7	$9.8	$49.7	$42.9	$30.6	$12.3	$44.6	$86.1	$66.5	$19.6	$96.9	$78.7	$56.2	$22.5	$84.3
G&A, excl., shared-based compensation (iii)	0.2	0.2	—	1.1	—	—	—	1.0	0.2	0.2	—	2.1	—	—	—	2.2
Sustaining capital expenditures (iv)	9.5	7.3	2.2	10.2	11.4	8.1	3.3	8.9	17.2	13.2	4.0	24.2	21.2	15.1	6.1	19.0
Exploration and evaluation expense (iii)	—	—	—	0.1	0.3	0.2	0.1	0.2	—	—	—	0.1	0.5	0.4	0.1	0.3
Total co-product AISC	$52.2	$40.2	$12.0	$61.1	$54.6	$38.9	$15.7	$54.7	$103.5	$79.9	$23.6	$123.3	$100.4	$71.7	$28.7	$105.8
Commercial oz produced		37,800	925,450	91,863		43,005	1,180,174	82,509		78,190	1,824,711	175,266		76,642	2,140,994	153,891
Commercial oz sold		37,898	925,420	89,826		41,709	1,121,840	81,726		79,247	1,898,677	170,943		76,273	2,120,300	148,269
Cost of sales excl. DDA per oz sold		$872	$10.54	$559		$685	$9.98	$577		$874	$10.53	$573		$721	$10.36	$564
DDA per oz sold		$456	$5.55	$401		$295	$4.21	$421		$423	$5.06	$391		$311	$4.29	$447
Total cost of sales per oz sold		$1,328	$16.09	$960		$980	$14.20	$998		$1,298	$15.59	$965		$1,031	$14.65	$1,011
Co-product cash cost per oz produced		$863	$10.58	$541		$710	$10.39	$540		$850	$10.73	$553		$733	$10.48	$548
Co-product AISC per oz produced		$1,060	$13.02	$664		$903	$13.24	$662		$1,021	$12.92	$704		$935	$13.38	$687

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Co-product Cash Cost & AISC	For the three months ended June 31, 2018		For the three months ended June 30, 2017		For the six months ended June 30, 2018		For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Gualcamayo Gold	Minera Florida Gold (vii)	Gualcamayo Gold	Minera Florida Gold	Gualcamayo Gold	Minera Florida Gold	Gualcamayo Gold	Minera Florida Gold
Cost of sales excluding DDA (i)	$25.9	$18.8	$43.6	$17.6	$48.5	$37.2	$73.5	$38.7
DDA	2.9	9.4	16.4	9.1	16.3	19.4	30.4	19.6
Total cost of sales	$28.8	$28.2	$60.0	$26.7	$64.8	$56.6	$103.9	$58.3
DDA	(2.9)	(9.4)	(16.4)	(9.1)	(16.3)	(19.4)	(30.4)	(19.6)
Inventory movement	(3.1)	(0.6)	(6.2)	(0.2)	(3.8)	(0.9)	(5.5)	(1.4)
Total co-product cash cost	$22.8	$18.2	$37.4	$17.4	$44.7	$36.3	$68.0	$37.3
G&A, excl., shared-based compensation (iii)	0.1	0.1	—	—	0.1	0.1	(0.1)	—
Sustaining capital expenditures (iv)	2.0	3.5	0.9	7.0	4.3	6.6	2.1	12.4
Exploration and evaluation expense (iii)	—	—	—	0.5	—	—	—	0.9
Total co-product AISC	$24.9	$21.8	$38.3	$24.9	$49.1	$43.0	$70.0	$50.6
Commercial oz produced	24,094	16,717	37,363	22,051	47,940	35,200	75,091	43,736
Commercial oz sold	23,690	17,122	38,235	21,463	49,557	36,015	76,431	45,179
Cost of sales excl. DDA per oz sold	$1,092	$1,098	$1,141	$818	$979	$1,034	$962	$858
DDA per oz sold	$123	$549	$428	$424	$329	$540	$398	$435
Total cost of sales per oz sold	$1,215	$1,647	$1,568	$1,242	$1,308	$1,574	$1,360	$1,292
Co-product cash cost per oz produced	$944	$1,089	$1,002	$786	$933	$1,033	$906	$855
Co-product AISC per oz produced	$1,034	$1,309	$1,026	$1,127	$1,026	$1,224	$933	$1,161

Co-product Cash Cost & AISC	For the three months ended June 30, 2018			For the three months ended June 30, 2017			For the six months ended June 30, 2018			For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Jacobina Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Corp. Office & Other Total	Corp. Office & Other Gold	Jacobina Gold	Corp. Office & Other Total	Corp. Office & Other Gold
Cost of sales excluding DDA (i)	$23.7	$—	$—	$25.1	$—	$—	$47.7	$—	$—	$48.2	$—	$—
DDA	8.8	2.0	1.4	12.7	1.7	1.4	17.6	4.0	3.1	23.6	3.6	2.8
Total cost of sales	$32.5	$2.0	$1.4	$37.8	$1.7	$1.4	$65.3	$4.0	$3.1	$71.8	$3.6	$2.8
DDA	(8.8)	(2.0)	(1.4)	(12.7)	(1.7)	(1.4)	(17.6)	(4.0)	(3.1)	(23.6)	(3.6)	(2.8)
Inventory movement	(0.9)	—	—	(0.6)	—	—	(0.6)	—	—	(1.4)	—	—
Total co-product cash cost	$22.8	$—	$—	$24.5	$—	$—	$47.1	$—	$—	$46.8	$—	$—
G&A, excl., shared-based compensation (iii)	0.1	11.9	11.1	0.2	16.9	12.7	0.3	25.0	23.4	0.4	33.8	25.4
Sustaining capital expenditures (iv)	4.6	0.4	0.4	4.1	0.4	0.3	7.6	0.6	0.5	9.7	0.7	0.5
Exploration and evaluation expense (iii)	—	1.9	1.8	—	3.7	2.8	—	4.0	3.8	—	6.5	4.9
Total co-product AISC	$27.5	$14.2	$13.3	$28.8	$21.0	$15.8	$55.0	$29.6	$27.7	$56.9	$41.0	$30.8
Commercial oz and lb produced	37,730			34,275			72,256			66,402
Commercial oz and lb sold	37,990			33,600			71,490			66,856
Cost of sales excl. DDA per oz and lb sold	$625			$747			$668			$720
DDA per oz and lb sold	$233			$379			$246			$353
Total cost of sales per oz and lb sold	$858			$1,126			$913			$1,074
Co-product cash cost per oz and lb produced	$605			$714			$653			$704
Co-product AISC per oz and lb produced	$730			$841			$763			$855

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Co-product Cash Cost & AISC	For the three months ended June 30, 2018		For the three months ended June 30, 2017		For the six months ended June 30, 2018		For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper	Corporate Office & Other Silver	Corporate Office & Other Copper
Cost of sales excluding DDA (i)	$—	$—	$—	$—	$—	$—	$—	$—
DDA	0.1	0.4	0.1	0.2	0.1	0.8	0.2	0.5
Total cost of sales	$0.1	$0.4	$0.1	$0.2	$0.1	$0.8	$0.2	$0.5
DDA	(0.1)	(0.4)	(0.1)	(0.2)	(0.1)	(0.8)	(0.2)	(0.5)
Total co-product cash cost	—	—	—	—	—	—	—	—
G&A, excl., shared-based compensation (iii)	0.8	—	1.0	3.2	1.6	—	1.9	6.6
Sustaining capital expenditures (iv)	—	—	—	0.1	—	—	—	0.1
Exploration and evaluation expense (iii)	0.1	—	0.2	0.7	0.2	—	0.4	1.3
Total co-product AISC	$0.9	$—	$1.2	$4.0	$1.8	$—	$2.3	$8.0

By-product Cash Cost & AISC	For the three months ended June 30, 2018			For the three months ended June 30, 2017			For the six months ended June 30, 2018			For the six months ended June 30, 2017
(In millions of US Dollars except ounces/pounds and per once/pound amounts)	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper	Total Gold - Yamana Mines (v)	Total Silver (vi)	Total Copper
Cost of sales excluding DDA (i)	$134.2	$9.9	$38.5	$127.1	$11.2	$41.0	$269.5	$20.0	$81.1	$242.8	$24.0	$80.9
DDA	76.4	5.6	7.6	71.6	4.7	7.1	146.2	9.8	17.4	139.0	10.2	12.8
Total cost of sales	$210.6	$15.5	$46.1	$198.7	$15.9	$48.1	$415.7	$29.8	$98.5	$381.8	$34.2	$93.7
DDA	(76.4)	(5.6)	(7.6)	(71.6)	(4.7)	(7.1)	(146.2)	(9.8)	(17.4)	(139.0)	(10.2)	(12.8)
Inventory movement	(2.1)	(0.1)	2.1	(1.1)	1.1	1.5	(4.6)	(0.4)	—	0.2	0.6	4.3
Treatment and refining charges (ii)	1.0	—	6.1	1.1	—	6.8	2.4	—	14.0	2.3	0.1	13.5
Commercial and other costs	(0.1)	—	(0.5)	—	—	(0.2)	(0.2)	—	(0.7)	(0.2)	—	(0.6)
Overseas freight for Chapada Conc.	(0.6)	—	(2.3)	(1.0)	—	(2.3)	(1.1)	—	(4.5)	(1.0)	—	(4.1)
By-product credits from Chapada copper revenue	(80.3)	(6.3)	—	(60.8)	(4.3)	—	(168.1)	(11.5)	—	(122.0)	(8.4)	—
Chapada copper co-product cash cost	41.0	2.9	(43.9)	43.1	3.0	(46.1)	84.4	5.5	(89.9)	87.2	5.8	(92.9)
Total by-product cash cost	$93.1	$6.4	$—	$108.4	$11.0	$0.7	$182.3	$13.6	$—	$209.3	$22.1	$1.1
G&A, excl., shared-based compensation (iii)	16.3	1.1	—	17.2	1.1	—	34.4	2.2	—	34.5	2.3	—
Sustaining capital expenditures (iv)	34.1	2.7	—	35.9	3.7	—	64.6	4.7	—	74.9	7.8	—
Exploration and evaluation expense (iii)	2.8	0.2	—	4.8	0.3	—	6.0	0.4	—	8.4	0.7	—
Total by-product AISC	$146.3	$10.4	$—	$166.3	$16.1	$0.7	$287.3	$20.9	$—	$327.1	$32.9	$—
Commercial oz and lb produced	214,439	925,450		207,245	1,180,174		413,994	1,824,711		385,163	2,402,507
Commercial oz and lb sold	211,767	925,420		197,815	1,121,840		410,268	1,898,677		377,300	2,349,435
Cost of sales excl. DDA per oz and lb sold	$634	$10.68		$643	$9.98		$657	$10.53		$644	$10.23
DDA per oz and lb sold	$361	$6.08		$362	$4.21		$356	$5.14		$369	$4.35
Total cost of sales per oz and lb sold	$995	$16.76		$1,005	$14.20		$1,013	$15.67		$1,012	$14.58
By-product cash cost per oz and lb produced	$434	$6.91		$523	$9.33		$440	$7.45		$543	$9.19
By-product AISC per oz and lb produced	$682	$11.24		$805	$13.75		$693	$11.40		$849	$13.68
_____________________________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value is 80% copper, 20% gold and silver at Chapada (2017 - 80% copper and 20% gold and silver). TCRC’s are defined as treatment and refining charges.

(iii)
Chapada's general and administrative expense and exploration expense are allocated reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(iv)
Chapada's sustaining capital expenditures are allocated reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated based on the relative proportions of consolidated revenues from gold and silver sales.

(v)
Total Gold (from Yamana Mines) equals to "Total Gold" less Brio Gold and Gualcamayo in this table. Information related to GAAP values of cost of sales excluding DDA, DDA and total cost of sales are derived from the Consolidated Statements of Operations and Note 21(b) Operating Segments, Information about Profit and Loss, to the Company's Condensed Consolidated Interim Financial Statements. Amount excludes the impact of commercial production from Cerro Moro which reached commercial production on June 26, 2018..

(vi)
Quantities sold for the purpose of determining cost of sales per silver ounce sold exclude silver sales for Canadian Malartic, as silver is considered a by-product for the mine, and therefore all costs are allocated to gold production.

(vii)	Beginning January 1, 2018, silver production and related KPIs for Chapada and Minera Florida no longer meet the minimum significance threshold in accordance with the Company's policy.

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NET DEBT

As at, (In millions of US Dollars)	June 30, 2018	December 31, 2017
Debt
Non-current portion	$1,697.2	$1,747.7
Current portion	1.1	110.0
Total debt	$1,698.3	$1,857.7

Less: Cash and cash equivalents	114.4	148.9
Net Debt	$1,583.9	$1,708.8

AVERAGE REALIZED METAL PRICES

For the three months ended June 30,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$431.5	$334.6	$16.2	$80.7	$428.1	$349.1	$21.9	$57.1
Treatment and refining charges of concentrate	7.5	1.0	—	6.5	8.0	1.2	—	6.8
Sales taxes	4.2	2.6	—	1.6	3.9	2.6	—	1.3
Metal price adjustments related to concentrate revenue	0.2	0.5	—	(0.3)	(1.4)	0.1	—	(1.5)
Other adjustments	—	—	—		(0.5)	(0.3)	0.1	(0.3)
Gross revenue	$443.4	$338.7	$16.2	$88.5	$438.1	$352.7	$22.0	$63.4

Commercial gold/silver ounces, million pounds of copper sold		259,646	975,381	29.2		278,187	1,299,957	25.2
Revenue per gold/silver ounce, pound of copper sold		$1,289	$16.61	$2.76		$1,255	$16.85	$2.27
Average realized price per gold/silver ounce, pound of copper sold		$1,304	$16.53	$3.09		$1,268	$16.89	$2.52

For the six months ended June 30,	2018				2017
(In millions of US Dollars; unless otherwise noted)	Total	Gold	Silver	Copper	Total	Gold	Silver	Copper
Revenue	$881.2	$689.3	$34.1	$157.8	$831.6	$672.7	$42.1	$116.8
Treatment and refining charges of concentrate	16.8	2.4	—	14.4	15.9	2.3	0.1	13.5
Sales taxes	9.2	5.8	—	3.4	7.9	5.4	—	2.5
Metal price adjustments related to concentrate revenue	8.3	0.6	—	7.7	(5.2)	(0.8)	—	(4.4)
Other adjustments	0.5	0.5	—		(0.3)	(0.1)	—	(0.2)
Gross revenue	$916.0	$698.6	$34.1	$183.3	$849.9	$679.5	$42.2	$128.2

Commercial gold/silver ounces, million pounds of copper sold		530,578	2,036,143	59.5		546,103	2,469,015	50.4
Revenue per gold/silver ounce, pound of copper sold		$1,299	$16.75	$2.65		$1,232	$17.05	$2.32
Average realized price per gold/silver ounce, pound of copper sold		$1,317	$16.69	$3.13		$1,244	$17.08	$2.54

11.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

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As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities) and the U.S. Securities and Exchange Commission (or the SEC). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this Management’s Discussion and Analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective "internal control over financial reporting" as such term is defined in the rules of the Canadian Securities Administrators and the SEC. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of our Consolidated Financial Statements in accordance with generally accepted accounting principles;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s Consolidated Financial Statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2018, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

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This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2018 and December 31, 2017 and results of operations for the periods ended June 30, 2018 and June 30, 2017.

This Management’s Discussion and Analysis has been prepared as of July 25, 2018. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the unaudited condensed consolidated interim financial statements and notes thereto as at and for three and six months ended June 30, 2018 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the Financial Statements and the annual audited consolidated financial statements for the year ended December 31, 2017, as well as the most recent Annual Information Form for the year ended December 31, 2017 on file with the Securities Commissions of all of the provinces in Canada and which are included in the 2017 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis. All Dollar amounts in the Management’s Discussion and Analysis are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the US Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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CAUTIONARY STATEMENT REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Scientific and technical information contained in this Management’s Discussion and Analysis relating to operations at Chapada, Canadian Malartic and Jacobina has been reviewed and approved by Yohann Bouchard (Senior Vice President, Operations); relating to operations at El Peñón, Cerro Moro, Minera Florida and Gualcamayo has been  reviewed and approved by Carlos Bottinelli (Manager, Technical Services); and relating to exploration has been reviewed and approved by Henry Marsden (Senior Vice President, Exploration). Each of Messrs. Bouchard, Bottinelli and Marsden is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2017 and other continuous disclosure documents filed by the Company since January 1, 2018 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY STATEMENT TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

*************

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